UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated: June 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-216272, 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following document is being submitted herewith:

•	Business acquisition report dated May 10, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date: June 1, 2017	By:	/s/ Tyler W. Robinson
Tyler W. Robinson Vice President & Corporate Secretary

FORM 51-102F4

BUSINESS ACQUISITION REPORT

ITEM 1	IDENTITY OF COMPANY

1.1	Name and Address of Company

Enbridge Inc. (“Enbridge”)
200, 425 – 1st Street SW
Calgary, Alberta T2P 3L8

1.2	Executive Officer

For further information, please contact John K. Whelen, Executive Vice President & Chief Financial Officer at 403-231-3900.

ITEM 2	DETAILS OF ACQUISITION

2.1	Nature of Business Acquired

Effective February 27, 2017, Enbridge acquired all of the outstanding common stock of Spectra Energy Corp (“Spectra Energy”) in exchange for common shares of Enbridge pursuant to a stock-for-stock merger transaction (the “Merger Transaction”). The Merger Transaction was completed pursuant to the terms of an agreement and plan of merger among Enbridge, Spectra Energy and Sand Merger Sub, Inc. (“Merger Sub”), dated as of September 5, 2016 (the “Merger Agreement”). Pursuant to the Merger Agreement, Merger Sub, a wholly-owned subsidiary of Enbridge, merged with and into Spectra Energy, with Spectra Energy surviving the merger as a wholly-owned subsidiary of Enbridge.

For a more detailed description of the Merger Transaction, please refer to the section entitled “The Merger” at pages 52 to 71 of the Management Information Circular of Enbridge dated November 10, 2016 (the “Circular”). For further information regarding Spectra Energy and its business activities prior to the Merger Transaction, please refer to the sections entitled “Corporate Structure” and “Business of Spectra Energy” at pages F2 to F-31 of “Appendix F – Information Concerning Spectra Energy Corp” to the Circular.

The sections of the Circular referenced above are specifically incorporated by reference in, and form an integral part of, this Business Acquisition Report, provided that the Circular is not incorporated by reference herein to the extent that its contents are modified and superseded by a statement contained in this Business Acquisition Report. The Circular has been filed with the securities regulatory authorities in each of the provinces of Canada and may be viewed on Enbridge’s SEDAR profile at www.sedar.com.

2.2	Acquisition Date

The Merger Transaction was completed effective February 27, 2017 (the “Effective Date”).

2.3	Consideration

The consideration for the Merger Transaction was approximately Cdn$37.5 billion (the “Merger Consideration”). The Merger Consideration was satisfied by the issuance of 691,088,941 common shares of Enbridge (“Enbridge Common Shares”) at a deemed issue price per Enbridge Common Share of Cdn$54.16 to former holders of shares of Spectra Energy common stock (“Spectra Energy Stockholders”) and the payment of approximately Cdn$3 million, in cash, to Spectra Energy Stockholders for fractional entitlements. Pursuant to the terms of the Merger Agreement, each Spectra Energy Stockholder received 0.984 of an Enbridge Common Share for each share of Spectra Energy common stock held. The cash portion of the Merger Consideration was satisfied through existing cash on hand.

2.4	Effect on Financial Position

There are no plans or proposals for any material changes in the respective business affairs of Enbridge or Spectra Energy.

On the Effective Date, and as a result of the Merger Transaction, the composition of the Board of Directors of Enbridge (the “Enbridge Board”) changed. The Enbridge Board following the Merger Transaction consists of eight members designated by Enbridge, including Al Monaco, the President & Chief Executive Officer of Enbridge, and five members designated by Spectra Energy, including Gregory L. Ebel as Chair of the Enbridge Board. Besides Mr. Monaco, the directors designated by Enbridge, all of whom served as directors of Enbridge immediately prior to the completion of the Merger Transaction, are Marcel R. Coutu, J. Herb England, Charles W. Fischer, V. Maureen Kempston Darkes, Rebecca B. Roberts, Dan C. Tutcher and Catherine L. Williams. In addition to Mr. Ebel, the directors designated by Spectra Energy are Pamela L. Carter, Clarence P. Cazalot, Jr., Michael McShane and Michael E.J. Phelps, all of whom served as directors of Spectra Energy immediately prior to the completion of the Merger Transaction. Concurrent with the closing of the Merger Transaction, David A. Arledge (former Chair), James J. Blanchard and George K. Petty retired from the Enbridge Board.

2.5	Prior Valuations

To the knowledge of Enbridge, there has not been any valuation opinion obtained within the last 12 months by either Enbridge or Spectra Energy required by securities legislation or a Canadian exchange or market to support the consideration paid by Enbridge for the Merger Transaction.

2.6	Parties to Transaction

Pursuant to the Merger Transaction, Merger Sub, a wholly-owned subsidiary of Enbridge, merged with and into Spectra Energy, with Spectra Energy surviving the merger as a direct wholly-owned subsidiary of Enbridge. Spectra Energy was not an informed person (as such term is defined in section 1.1 of National Instrument 51-102 Continuous Disclosure Obligations), associate or affiliate of Enbridge prior to the Merger Transaction.

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2.7	Date of Report

May 10, 2017

ITEM 3	FINANCIAL STATEMENTS

The following financial statements are attached as schedules to this Business Acquisition Report and form an integral part of this Business Acquisition Report:

Schedule A – Audited Consolidated Financial Statements of Spectra Energy

Attached as Schedule A hereto are the audited consolidated balance sheets of Spectra Energy as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2016, and the notes thereto.

Schedule B – Unaudited Pro Forma Condensed Consolidated Financial Statements of Enbridge

Attached as Schedule B hereto are the unaudited pro forma condensed consolidated financial statements of Enbridge as at and for the year ended December 31, 2016, including the pro forma earnings per share.

Caution Regarding Unaudited Pro Forma Condensed Consolidated Financial Statements

This Business Acquisition Report contains the unaudited pro forma condensed consolidated financial statements of Enbridge comprised of the condensed consolidated statement of earnings of Enbridge for the year ended December 31, 2016 and the condensed consolidated statement of financial position as at December 31, 2016, giving effect to the Merger Transaction. Such unaudited pro forma condensed consolidated financial statements have been prepared using certain of Enbridge’s and Spectra Energy’s respective historical financial statements as more particularly described in the notes to such unaudited pro forma condensed consolidated financial statements. In preparing such unaudited pro forma condensed consolidated financial statements, Enbridge has not independently verified the financial statements of Spectra Energy that were used to prepare the unaudited pro forma condensed consolidated financial statements. Such unaudited pro forma condensed consolidated financial statements are not intended to be indicative of the results that would actually have occurred, or the results expected in future periods, had the events reflected therein occurred on the dates indicated. Actual amounts recorded upon the finalization of the purchase price allocation under the Merger Transaction may differ from the amounts reflected in such unaudited pro forma condensed consolidated financial statements. Since the unaudited pro forma condensed consolidated financial statements have been developed to retroactively show the effect of a transaction that occurred at a later date (even though this was accomplished by following generally accepted practice using reasonable assumptions), there are limitations inherent in the very nature of pro forma data. The data contained in the unaudited pro forma condensed consolidated financial statements represents only a simulation of the potential financial impact of Enbridge’s acquisition of Spectra Energy pursuant to the Merger Transaction. The

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underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effect directly attributable to the Merger Transaction. These pro forma adjustments are tentative and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. Undue reliance should not be placed on such unaudited pro forma condensed consolidated financial statements.

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SCHEDULE A

AUDITED CONSOLIDATED

FINANCIAL STATEMENTS OF SPECTRA ENERGY

See attached

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Spectra Energy Corp

We have audited the accompanying consolidated balance sheets of Spectra Energy Corp and subsidiaries (the Company) as of December 31, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, cash flows and equity for each of the three years in the period ended December 31, 2016. Our audits also included the financial statement schedule listed in the index at Item 15. We also have audited the Company’s internal control over financial reporting as of December 31, 2016 based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on these financial statements and financial statement schedule and an opinion on the Company’s internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed by, or under the supervision of, the company’s principal executive and principal financial officers, or persons performing similar functions, and effected by the company’s board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Spectra Energy Corp and subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ DELOITTE & TOUCHE LLP

Houston, Texas

February 24, 2017

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF OPERATIONS

(In millions, except per-share amounts)

	Years Ended December 31,
	2016	2015	2014
Operating Revenues
Transportation, storage and processing of natural gas	$3,251	$3,225	$3,291
Distribution of natural gas	1,144	1,320	1,583
Sales of natural gas liquids	68	209	497
Transportation of crude oil	359	357	302
Other	94	123	230

Total operating revenues	4,916	5,234	5,903

Operating Expenses
Natural gas and petroleum products purchased	582	835	1,219
Operating, maintenance and other	1,603	1,504	1,570
Depreciation and amortization	774	764	796
Property and other taxes	372	353	393
Impairment of goodwill and other	—	349	—

Total operating expenses	3,331	3,805	3,978

Gain (Loss) on Sales of Other Assets and Other, net	(26)	4	(1)

Operating Income	1,559	1,433	1,924

Other Income and Expenses
Earnings (loss) from equity investments	97	(290)	361
Other income and expenses, net	174	114	59

Total other income and expenses	271	(176)	420

Interest Expense	594	636	679

Earnings Before Income Taxes	1,236	621	1,665
Income Tax Expense	216	161	382

Net Income	1,020	460	1,283
Net Income—Noncontrolling Interests	327	264	201

Net Income—Controlling Interests	$693	$196	$1,082

Common Stock Data
Weighted-average shares outstanding
Basic	694	671	671
Diluted	696	672	672
Earnings per share
Basic and diluted	$1.00	$0.29	$1.61
Dividends per share	$1.62	$1.48	$1.375

See Notes to Consolidated Financial Statements.

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In millions)

	Years Ended December 31,
	2016	2015	2014
Net Income	$1,020	$460	$1,283

Other comprehensive income (loss):
Foreign currency translation adjustments	150	(950)	(548)
Non-cash mark-to-market net gain on hedges	—	—	4
Reclassification of cash flow hedges into earnings	—	—	5
Pension and benefits impact (net of tax benefit (expense) of $12, $1 and $14, respectively)	(24)	5	(47)
Other	—	1	—

Total other comprehensive income (loss)	126	(944)	(586)

Total Comprehensive Income (Loss), net of tax	1,146	(484)	697
Less: Comprehensive Income—Noncontrolling Interests	330	251	194

Comprehensive Income (Loss)—Controlling Interests	$816	$(735)	$503

See Notes to Consolidated Financial Statements.

SPECTRA ENERGY CORP

CONSOLIDATED BALANCE SHEETS

(In millions)

	December 31,
	2016	2015
ASSETS

Current Assets
Cash and cash equivalents	$305	$213
Receivables (net of allowance for doubtful accounts of $ 10 and $ 11 at December 31, 2016 and 2015, respectively)	1,003	806
Inventory	253	307
Fuel tracker	6	41
Other	205	281

Total current assets	1,772	1,648

Investments and Other Assets
Investments in and loans to unconsolidated affiliates	2,780	2,592
Goodwill	4,181	4,154
Other	393	310

Total investments and other assets	7,354	7,056

Property, Plant and Equipment
Cost	33,555	29,843
Less accumulated depreciation and amortization	7,347	6,925

Net property, plant and equipment	26,208	22,918

Regulatory Assets and Deferred Debits	1,508	1,301

Total Assets	$36,842	$32,923

See Notes to Consolidated Financial Statements.

SPECTRA ENERGY CORP

CONSOLIDATED BALANCE SHEETS

(In millions, except per-share amounts)

	December 31,
	2016	2015
LIABILITIES AND EQUITY

Current Liabilities
Accounts payable	$828	$511
Commercial paper	1,453	1,112
Taxes accrued	86	78
Interest accrued	185	179
Current maturities of long-term debt	551	652
Other	802	860

Total current liabilities	3,905	3,392

Long-term Debt	13,624	12,892

Deferred Credits and Other Liabilities
Deferred income taxes	5,769	5,445
Regulatory and other	1,443	1,323

Total deferred credits and other liabilities	7,212	6,768

Commitments and Contingencies

Preferred Stock of Subsidiaries	562	339

Equity
Preferred stock, $ 0.001 par, 22 million shares authorized, no shares outstanding	—	—
Common stock, $ 0.001 par, 1 billion shares authorized, 702 million and 671 million shares outstanding at December 31, 2016 and 2015, respectively	1	1
Additional paid-in capital	5,995	5,053
Retained earnings	1,307	1,741
Accumulated other comprehensive loss	(146)	(269)

Total controlling interests	7,157	6,526
Noncontrolling interests	4,382	3,006

Total equity	11,539	9,532

Total Liabilities and Equity	$36,842	$32,923

See Notes to Consolidated Financial Statements.

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

	Years Ended December 31,
	2016	2015	2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,020	$460	$1,283
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	799	778	809
Impairment charges	—	349	—
(Gain) loss on sales of other assets and other, net	26	(4)	1
Deferred income tax expense	198	88	388
(Earnings) loss from equity investments	(97)	290	(361)
Distributions from equity investments	111	161	380
Decrease (increase) in
Receivables	(42)	141	(9)
Inventory	14	(40)	(106)
Other current assets	77	43	(143)
Increase (decrease) in
Accounts payable	55	26	25
Taxes accrued	4	23	28
Other current liabilities	(5)	(15)	3
Other, assets	(212)	(102)	(34)
Other, liabilities	78	49	(43)

Net cash provided by operating activities	2,026	2,247	2,221

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	(3,623)	(2,848)	(2,028)
Investments in and loans to unconsolidated affiliates	(251)	(124)	(259)
Dispositions	207	—	—
Purchase of intangible, net	(80)	—	—
Purchases of held-to-maturity securities	(633)	(668)	(790)
Proceeds from sales and maturities of held-to-maturity securities	670	695	815
Purchases of available-for-sale securities	(738)	(95)	(13)
Proceeds from sales and maturities of available-for-sale securities	735	87	7
Distributions from equity investments	50	451	266
Distribution to equity investment	(148)	(248)	—
Other changes in restricted funds	(20)	(33)	(1)
Other	1	1	—

Net cash used in investing activities	(3,830)	(2,782)	(2,003)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	1,183	1,585	1,028
Payments for the redemption of long-term debt	(652)	(285)	(1,184)
Net increase (decrease) in commercial paper	319	(439)	574
Distributions to noncontrolling interests	(246)	(198)	(175)
Contributions from noncontrolling interests	743	248	145
Proceeds from the issuances of Spectra Energy common stock	879	—	—
Proceeds from the issuances of Spectra Energy Partners, LP common units	579	546	327
Proceeds from the issuance of Westcoast Energy Inc. preferred stock	229	84	—
Dividends paid on common stock	(1,127)	(996)	(925)
Other	(17)	(5)	11

Net cash provided by (used in) financing activities	1,890	540	(199)

Effect of exchange rate changes on cash	6	(7)	(5)

Net increase (decrease) in cash and cash equivalents	92	(2)	14
Cash and cash equivalents at beginning of period	213	215	201

Cash and cash equivalents at end of period	$305	$213	$215

Supplemental Disclosures
Cash paid for interest, net of amount capitalized	$572	$623	$684
Net cash paid (refunds received) for income taxes	(5)	29	(8)
Property, plant and equipment non-cash accruals	392	192	125

See Notes to Consolidated Financial Statements.

SPECTRA ENERGY CORP

CONSOLIDATED STATEMENTS OF EQUITY

(In millions)

	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interests	Total
December 31, 2013	$1	$4,869	$2,383	$1,241	$1,829	$10,323

Net income	—	—	1,082	—	201	1,283
Other comprehensive loss	—	—	—	(579)	(7)	(586)
Dividends on common stock	—	—	(924)	—	—	(924)
Stock-based compensation	—	19	—	—	—	19
Distributions to noncontrolling interests	—	—	—	—	(175)	(175)
Contributions from noncontrolling interests	—	—	—	—	145	145
Spectra Energy common stock issued	—	11	—	—	—	11
Spectra Energy Partners, LP common units issued	—	49	—	—	248	297
Transfer of interests in subsidiaries to Spectra Energy Partners, LP	—	3	—	—	(1)	2
Other, net	—	5	—	—	(2)	3

December 31, 2014	1	4,956	2,541	662	2,238	10,398

Net income	—	—	196	—	264	460
Other comprehensive loss	—	—	—	(931)	(13)	(944)
Dividends on common stock	—	—	(996)	—	—	(996)
Stock-based compensation	—	21	—	—	—	21
Distributions to noncontrolling interests	—	—	—	—	(200)	(200)
Contributions from noncontrolling interests	—	—	—	—	248	248
Spectra Energy common stock issued	—	3	—	—	—	3
Spectra Energy Partners, LP common units issued/retired	—	(105)	—	—	635	530
Transfer of interests in subsidiaries	—	166	—	—	(166)	—
Other, net	—	12	—	—	—	12

December 31, 2015	1	5,053	1,741	(269)	3,006	9,532

Net income	—	—	693	—	327	1,020
Other comprehensive income	—	—	—	123	3	126
Dividends on common stock	—	—	(1,127)	—	—	(1,127)
Stock-based compensation	—	31	—	—	—	31
Distributions to noncontrolling interests	—	—	—	—	(251)	(251)
Contributions from noncontrolling interests	—	—	—	—	743	743
Spectra Energy common stock issued	—	879	—	—	—	879
Spectra Energy Partners, LP common units issued	—	31	—	—	528	559
Other, net	—	1	—	—	26	27

December 31, 2016	$1	$5,995	$1,307	$(146)	$4,382	$11,539

See Notes to Consolidated Financial Statements.

SPECTRA ENERGY CORP

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Operations and Significant Accounting Policies

The terms “we,” “our,” “us” and “Spectra Energy” as used in this report refer collectively to Spectra Energy Corp and its subsidiaries unless the context suggests otherwise. These terms are used for convenience only and are not intended as a precise description of any separate legal entity within Spectra Energy. The term “Spectra Energy Partners” refers to our Spectra Energy Partners operating segment. The term “SEP” refers to Spectra Energy Partners, LP, our master limited partnership.

On September 6, 2016, we announced that we entered into a definitive merger agreement with Enbridge Inc. (Enbridge) under which Enbridge and Spectra Energy will combine in a stock-for-stock merger transaction, which values Spectra Energy’s stock at approximately $28 billion, based on the closing price of Enbridge’s common shares as of September 2, 2016. This transaction was approved by the boards of directors and shareholders of both Spectra Energy and Enbridge and has received all necessary regulatory approvals. The transaction is expected to close on February 27, 2017.

Upon completion of the proposed merger, Spectra Energy shareholders will receive 0.984 Enbridge common shares for each share of Spectra Energy stock they own. The consideration to be received by Spectra Energy shareholders is valued at $40.33 per Spectra Energy share, based on the closing price of Enbridge common shares as of September 2, 2016, representing an approximate 11.5% premium to the closing price of Spectra Energy stock as of September 2, 2016. Upon completion of the merger, Enbridge shareholders are expected to own approximately 57% of the combined company and Spectra Energy shareholders are expected to own approximately 43%.

Nature of Operations. Spectra Energy Corp, through its subsidiaries and equity affiliates, owns and operates a large and diversified portfolio of complementary natural gas-related energy assets, and owns and operates a crude oil pipeline system that connects Canadian and United States (U.S.) producers to refineries in the U.S. Rocky Mountain and Midwest regions. We currently operate in three key areas of the natural gas industry: gathering and processing, transmission and storage, and distribution. We provide transmission and storage of natural gas to customers in various regions of the northeastern and southeastern U.S., the Maritime Provinces in Canada, the Pacific Northwest in the U.S. and Canada, and in the province of Ontario, Canada. We also provide natural gas sales and distribution services to retail customers in Ontario, and natural gas gathering and processing services to customers in western Canada. We also own a 50% interest in DCP Midstream, LLC (DCP Midstream), based in Denver, Colorado, one of the leading natural gas gatherers in the U.S. and one of the largest U.S. producers and marketers of natural gas liquids (NGLs).

Basis of Presentation. The accompanying Consolidated Financial Statements include our accounts and the accounts of our majority-owned subsidiaries, after eliminating intercompany transactions and balances.

Use of Estimates. To conform with generally accepted accounting principles (GAAP) in the U.S., we make estimates and assumptions that affect the amounts reported in the Consolidated Financial Statements and Notes to Consolidated Financial Statements. Although these estimates are based on our best available knowledge at the time, actual results could differ.

Fair Value Measurements. We measure the fair value of financial assets and liabilities by maximizing the use of observable inputs and minimizing the use of unobservable inputs. Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

Cost-Based Regulation. The economic effects of regulation can result in a regulated company recording assets for costs that have been or are expected to be approved for recovery from customers or recording liabilities for amounts that are expected to be returned to customers or for instances where the regulator provides current rates that are intended to recover costs that are expected to be incurred in the future. Accordingly, we record assets and liabilities that result from the regulated ratemaking process that may not be recorded under GAAP for non-regulated entities. We continually assess whether regulatory assets are probable of future recovery by considering factors such as applicable regulatory changes and recent rate orders to other regulated entities. Based on this assessment, we believe our existing regulatory assets are probable of recovery. These regulatory assets and liabilities are mostly classified in the Consolidated Balance Sheets as Regulatory Assets and Deferred Debits, and Deferred Credits and Other Liabilities—Regulatory and Other. We evaluate our regulated assets, and consider factors such as regulatory changes and the effect of competition. If cost-based regulation ends or competition increases, we may have to reduce our asset balances to reflect a market basis less than cost and write-off the associated regulatory assets and liabilities. See Note 5 for further discussion.

Foreign Currency Translation. The Canadian dollar has been determined to be the functional currency of our Canadian operations based on an assessment of the economic circumstances of those operations. Assets and liabilities of our Canadian operations are translated into U.S. dollars at current exchange rates. Translation adjustments resulting from fluctuations in exchange rates are included as a separate component of Other Comprehensive Income on the Consolidated Statements of Comprehensive Income. Revenue and expense accounts of these operations are translated at average monthly exchange rates prevailing during the periods. Gains and losses arising from transactions denominated in currencies other than the functional currency are included in the results of operations of the period in which they occur. Foreign currency transaction losses totaled $1 million in 2016 and $6 million in 2015 and gains totaled $3 million in 2014, and are included in Other Income and Expenses, Net on the Consolidated Statements of Operations. Deferred U.S. taxes related to translation gains and losses have not been provided on those Canadian operations where we expect the earnings to be indefinitely reinvested.

Revenue Recognition. Revenues from the transmission, storage, processing, distribution and sales of natural gas, from the sales of NGLs and from the transportation and storage of crude oil are generally recognized when either the service is provided or the product is delivered. Revenues related to these services provided or products delivered but not yet billed are estimated each month. These estimates are generally based on contract data, regulatory information, estimated distribution usage based on historical data adjusted for heating degree days, commodity prices and preliminary throughput and allocation measurements. Final bills for the current month are billed and collected in the following month. Differences between actual and estimated revenues are immaterial. There were no customers accounting for 10% or more of consolidated revenues during 2016, 2015 or 2014. We also have certain customer contracts with billed amounts that decline annually over the terms of the contracts. Differences between the amounts billed and recognized are deferred on the Consolidated Balance Sheets.

Stock-Based Compensation. For employee awards, equity-classified and liability-classified stock-based compensation cost is measured at the grant date based on the fair value of the award. Liability-classified stock-based compensation cost is remeasured at each reporting period until settlement. Related compensation expense is recognized over the requisite service period, which generally begins on the date the award is granted through the earlier of the date the award vests, the date the employee becomes retirement-eligible or the date the market or performance condition of the award is met. Awards, including stock options, granted to employees that are retirement-eligible are deemed to have vested immediately upon issuance, and therefore, compensation cost for those awards is recognized on the date such awards are granted. See Note 25 for further discussion.

Pension and Other Post-Retirement Benefits. We fully recognize the overfunded or underfunded status of our consolidating subsidiaries’ pension and other post-retirement benefit plans as Investments and Other Assets—Other, Current Liabilities—Other or Deferred Credits and Other Liabilities—Regulatory and Other in the Consolidated Balance Sheets, as appropriate. A plan’s funded status is the difference between the fair value of plan assets and the plan’s projected benefit obligation. We record deferred plan costs and income (unrecognized losses and gains, and unrecognized prior service costs and credits) in Accumulated Other Comprehensive Income (AOCI) on the Consolidated Statements of Equity, until they are amortized and recognized as a component of benefit expense within Operating, Maintenance and Other in the Consolidated Statements of Operations. See Note 26 for further discussion.

Allowance for Funds Used During Construction (AFUDC). AFUDC, which represents the estimated debt and equity costs of capital funds necessary to finance the construction of certain new regulated facilities, consists of two components, an equity component and an interest expense component. After construction is completed, we are permitted to recover these costs through inclusion in the rate base and in the depreciation provision. AFUDC is capitalized as a component of Property, Plant and Equipment—Cost in the Consolidated Balance Sheets, with offsetting credits to the Consolidated Statements of Operations through Other Income and Expenses, Net for the equity component and Interest Expense for the interest expense component. The total amount of AFUDC included in the Consolidated Statements of Operations was $232 million in 2016 (an equity component of $164 million and an interest expense component of $68 million), $143 million in 2015 (an equity component of $111 million and an interest expense component of $32 million) and $72 million in 2014 (an equity component of $53 million and an interest expense component of $19 million). The equity component of AFUDC, a non-cash item, is included as a reconciling item to net income within Cash Flows from Operating Activities—Other, Assets in the Consolidated Statements of Cash Flows.

Income Taxes. Deferred income taxes are recognized for differences between the financial reporting and tax bases of assets and liabilities at enacted statutory tax rates in effect for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Actual income taxes could vary from these estimates due to future changes in income tax law or results from the final review of tax returns by federal, state or foreign tax authorities.

Financial statement effects on tax positions are recognized in the period in which it is more likely than not that the position will be sustained upon examination, the position is effectively settled or when the statute of limitations to challenge the position has expired. Interest and penalties related to unrecognized tax benefits are recorded as interest expense and other expense, respectively.

Cash and Cash Equivalents. Highly liquid investments with original maturities of three months or less at the date of acquisition are considered cash equivalents, except for the investments that were pledged as collateral against long-term debt as discussed in Note 17 and any investments that are considered restricted funds.

Inventory. Inventory consists of natural gas held in storage for transmission and processing, and also includes materials and supplies. The NGLs previously included in inventory were disposed of as part of the sale of the Empress NGL operations (Empress) on August 4, 2016. See Note 3 for further discussion related to the sale of Empress. Natural gas inventories primarily relate to the Distribution segment in Canada and are valued at costs approved by the regulator, the Ontario Energy Board (OEB). The difference between the approved price and the actual cost of gas purchased is recorded in either Fuel Tracker or Other Current Liabilities on the Consolidated Balance Sheets, as appropriate, for future disposition with customers, subject to approval by the OEB. The remaining inventory is recorded at the lower of cost or market, primarily using average cost.

Natural Gas Imbalances. The Consolidated Balance Sheets include balances as a result of differences in gas volumes received and delivered for customers. Since settlement of certain imbalances is in-kind, changes in their balances do not have an effect on our Consolidated Statements of Cash Flows. Receivables include $407 million and $291 million as of December 31, 2016 and December 31, 2015, respectively, and Other Current Liabilities include $382 million and $287 million as of December 31, 2016 and December 31, 2015, respectively, related to gas imbalances. Most natural gas volumes owed to or by us are valued at natural gas market index prices as of the balance sheet dates.

Risk Management and Hedging Activities and Financial Instruments. Currently, our use of derivative instruments is primarily limited to interest rate positions. Prior to the sale of Empress on August 4, 2016, we maintained a commodity hedging program at the Western Canada Transmission & Processing segment. All derivative instruments that do not qualify for the normal purchases and normal sales exception are recorded on the Consolidated Balance Sheets at fair value. Cash inflows and outflows related to derivative instruments are a component of Cash Flows From Operating Activities in the accompanying Consolidated Statements of Cash Flows.

Fair Value Hedges. Derivatives may be designated as a hedge of a recognized asset, liability or firm commitment (fair value hedge). For all hedge contracts, we prepare documentation of the hedge in accordance with accounting standards and assess whether the hedge contract is highly effective using regression analysis, both at inception and on a quarterly basis, in offsetting changes in fair values of hedged items. We document hedging activity by instrument type and risk management strategy.

For derivatives designated as fair value hedges, we recognize the gain or loss on the derivative instrument, as well as the offsetting gain or loss on the hedged item in earnings, to the extent effective, in the current period. In the event the hedge is not effective, there is no offsetting gain or loss recognized in earnings for the hedged item. All derivatives designated and accounted for as hedges are classified in the same category as the item being hedged in the Consolidated Statements of Cash Flows. All components of each derivative gain or loss are included in the assessment of hedge effectiveness.

Investments. We may actively invest a portion of our available cash and restricted funds balances in various financial instruments, including taxable or tax-exempt debt securities. In addition, we invest in short-term money market securities, some of which are restricted due to debt collateral or insurance requirements. Investments in available-for-sale (AFS) securities are carried at fair value and investments in held-to-maturity (HTM) securities are carried at cost. Investments in money market securities are also accounted for at fair value. Realized gains and losses, and dividend and interest income related to these securities, including any amortization of discounts or premiums arising at acquisition, are included in earnings. The costs of securities sold are determined using the specific identification method. Purchases and sales of AFS and HTM securities are presented on a gross basis within Cash Flows From Investing Activities in the accompanying Consolidated Statements of Cash Flows.

Goodwill. We perform our goodwill impairment test annually and evaluate goodwill when events or changes in circumstances indicate that its carrying value may not be recoverable. In 2015, we recorded goodwill impairment charges of $270 million for BC Field Services and $63 million for Empress associated with the Westcoast Energy Inc. (Westcoast) acquisition in 2002. No impairments of goodwill were recorded in 2016 or 2014. See Note 13 for further discussion.

We perform our annual review for goodwill impairment at the reporting unit level, which is identified by assessing whether the components of our operating segments constitute businesses for which discrete financial information is available, whether segment management regularly reviews the operating results of those components and whether the economic and regulatory characteristics are similar. We determined that our reporting units are equivalent to our reportable segments, except for the reporting units of our Western Canada Transmission & Processing and Spectra Energy Partners reportable segments, which are one level below.

As permitted under accounting guidance on testing goodwill for impairment, we perform either a qualitative assessment or a quantitative assessment of each of our reporting units based on management’s judgment. With respect to our qualitative assessments, we consider events and circumstances specific to us, such as macroeconomic conditions, industry and market considerations, cost factors and overall financial performance, when evaluating whether it is more likely than not that the fair values of our reporting units are less than their respective carrying amounts.

In connection with our quantitative assessments, we primarily use a discounted cash flow analysis to determine the fair values of those reporting units. Key assumptions in the determination of fair value included the use of an appropriate discount rate and estimated future cash flows. In estimating cash flows, we incorporate expected long-term growth rates in key markets served by our operations, regulatory stability, the ability to renew contracts, commodity prices (where appropriate) and foreign currency exchange rates, as well as other factors that affect our reporting units’ revenue, expense and capital expenditure projections. If the carrying amount of the reporting unit exceeds its fair value, a comparison of the fair value and carrying value of the goodwill of that reporting unit needs to be performed. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Additional impairment tests are performed between the annual reviews if events or changes in circumstances make it more likely than not that the fair value of a reporting unit is below its carrying amount.

Property, Plant and Equipment. Property, plant and equipment is stated at historical cost less accumulated depreciation. We capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Indirect costs include general engineering, taxes and the cost of funds used during construction. The costs of renewals and betterments that extend the useful life or increase the expected output of property, plant and equipment are also capitalized. The costs of repairs, replacements and major maintenance projects that do not extend the useful life or increase the expected output of property, plant and equipment are expensed as incurred. Depreciation is generally computed over the asset’s estimated useful life using the straight-line method.

When we retire regulated property, plant and equipment, we charge the original cost plus the cost of retirement, less salvage value, to accumulated depreciation and amortization. When we sell entire regulated operating units or retire non-regulated properties, the cost is removed from the property account and the related accumulated depreciation and amortization accounts are reduced. Any gain or loss is recorded in earnings, unless otherwise required by the applicable regulatory body.

Preliminary Project Costs. Project development costs, including expenditures for preliminary surveys, plans, investigations, environmental studies, regulatory applications and other costs incurred for the purpose of determining the feasibility of capital expansion projects, are capitalized for rate-regulated enterprises when it is determined that recovery of such costs through regulated revenues of the completed project is probable. Any inception-to-date costs of the project that were initially expensed are reversed and capitalized as Property, Plant and Equipment.

Long-Lived Asset Impairments. We evaluate whether long-lived assets, excluding goodwill, have been impaired when circumstances indicate the carrying value of those assets may not be recoverable. For such long-lived assets, an impairment exists when its carrying value exceeds the sum of estimates of the undiscounted cash flows expected to result from the use and eventual disposition of the asset. When alternative courses of action to recover the carrying amount of a long-lived asset are under consideration, a probability-weighted approach is used in developing estimates of future undiscounted cash flows. If the carrying value of the long-lived asset is not recoverable based on these estimated future undiscounted cash flows, an impairment loss is measured as the excess of the asset’s carrying value over its fair value, such that the asset’s carrying value is adjusted to its estimated fair value.

We assess the fair value of long-lived assets using commonly accepted techniques and may use more than one source. Sources to determine fair value include, but are not limited to, recent third-party comparable sales, internally developed discounted cash flow analyses and analyses from outside advisors. Significant changes in market conditions resulting from events such as changes in natural gas available to our systems, the condition of an asset, a change in our intent to utilize the asset or a significant change in contracted revenues or regulatory recoveries would generally require us to reassess the cash flows related to the long-lived assets.

Asset Retirement Obligations. We recognize asset retirement obligations (AROs) for legal commitments associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal use of the asset and conditional AROs in which the timing or method of settlement are conditional on a future event that may or may not be within our control. The fair value of a liability for an ARO is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made and is added to the carrying amount of the associated asset. This additional carrying amount is depreciated over the estimated useful life of the asset.

Unamortized Debt Premium, Discount and Expense. Premiums, discounts and expenses incurred with the issuance of outstanding long-term debt are amortized over the terms of the debt issues. Any call premiums or unamortized expenses associated with refinancing higher-cost debt obligations to finance regulated assets and operations are amortized consistent with regulatory treatment of those items, where appropriate.

Environmental Expenditures. We expense environmental expenditures related to conditions caused by past operations that do not generate current or future revenues. Environmental expenditures related to operations that generate current or future revenues are expensed or capitalized, as appropriate. Undiscounted liabilities are recorded when the necessity for environmental remediation becomes probable and the costs can be reasonably estimated, or when other potential environmental liabilities are reasonably estimable and probable.

Captive Insurance Reserves. We have captive insurance subsidiaries which provide insurance coverage to our consolidated subsidiaries as well as certain equity affiliates, on a limited basis, for various business risks and losses, such as workers compensation, property, business interruption and general liability. Liabilities include provisions for estimated losses incurred but not yet reported, as well as provisions for known claims which have been estimated on a claims-incurred basis. Incurred but not yet reported reserve estimates involve the use of assumptions and are based upon historical loss experience, industry data and other actuarial assumptions. Reserve estimates are adjusted in future periods as actual losses differ from historical experience.

Guarantees. Upon issuance or material modification of a guarantee made by us, we recognize a liability for the estimated fair value of the obligation we assume under that guarantee, if any. Fair value is estimated using a probability-weighted approach. We reduce the obligation over the term of the guarantee or related contract in a systematic and rational method as risk is reduced under the obligation.

Accounting For Sales of Stock by a Subsidiary. Sales of stock by a consolidated subsidiary are accounted for as equity transactions in those instances where a change in control does not take place.

Segment Reporting. Operating segments are components of an enterprise for which separate financial information is available and evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and evaluate performance. Two or more operating segments may be aggregated into a single reportable segment provided certain criteria are met. There is no such aggregation within our defined business segments. A description of our reportable segments, consistent with how business results are reported internally to management, and the disclosure of segment information is presented in Note 4.

Consolidated Statements of Cash Flows. Cash flows from discontinued operations are combined with cash flows from continuing operations within operating, investing and financing cash flows. Cash received from insurance proceeds are classified depending on the activity that resulted in the insurance proceeds. For example, business interruption insurance proceeds are included as a component of operating activities while insurance proceeds from damaged property are included as a component of investing activities. With respect to cash overdrafts, book overdrafts are included within operating cash flows while bank overdrafts, if any, are included within financing cash flows.

Distributions from Equity Investments. We consider distributions received from equity investments which do not exceed cumulative equity in earnings subsequent to the date of investment to be a return on investment and classify these amounts as Cash Flows From Operating Activities within the accompanying Consolidated Statements of Cash Flows. Cumulative distributions received in excess of cumulative equity in earnings subsequent to the date of investment are considered to be a return of investment and are classified as Cash Flows From Investing Activities.

New Accounting Pronouncements. The following Accounting Standards Updates (ASUs) were adopted during 2016 and the effect of such adoption has been presented in the accompanying Consolidated Financial Statements:

In June 2014, the Financial Accounting Standards Board (FASB) issued ASU No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation,” which amends the consolidation guidance around reporting entities that invest in development stage entities. We adopted the consolidation guidance of this amendment on January 1, 2016 and applied it retrospectively with no material effect on our consolidated results of operations, financial position or cash flows. This ASU resulted in certain of our entities being classified as Variable Interest Entities (VIEs). See Note 11 for discussion of our VIEs.

In February 2015, the FASB issued ASU No. 2015-02, “Consolidation (Topic 810): Amendments to the Consolidation Analysis,” which makes changes to both the variable interest model and the voting model. These changes required reevaluation of certain entities for consolidation and required us to revise our documentation regarding the consolidation or deconsolidation of such entities. We adopted this standard on January 1, 2016 with no material effect on our consolidated results of operations, financial position or cash flows.

In September 2015, the FASB issued ASU No. 2015-16, “Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments,” to simplify accounting for adjustments made to provisional amounts recognized in a business combination and to eliminate the retrospective accounting for those adjustments. We adopted this standard on January 1, 2016. The adoption of this standard did not have a material impact on our consolidated results of operations, financial position or cash flows.

Pending. The following ASUs have been issued but not yet adopted:

In May 2014, the FASB issued ASU No. 2014-09,“Revenue from Contracts with Customers (Topic 606),” in an effort to improve revenue recognition practices across entities and industries. The ASU introduces a single, principles-based revenue recognition model which centers on the core principle of an entity recognizing revenue in a manner that depicts the transfer of goods and services to customers at an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Since its release, the FASB has issued multiple amendments clarifying and/or amending ASU No. 2014-09. We have substantially completed a review of contracts with customers in relation to the requirements of ASU No. 2014-09. While we have not identified any material difference in the amount or timing of revenue recognition for the categories we have reviewed to date, our evaluation is not complete and we have not concluded on the overall impacts of adopting this standard. In addition, we are in the process of implementing appropriate changes to our business processes, systems and controls to support the recognition and disclosure requirements under the new standard. ASU No. 2014-09 is effective for us on January 1, 2018 and allows for either full retrospective or modified retrospective adoption.

In July 2015, the FASB issued ASU No. 2015-11, “Inventory (Topic 330): Simplifying the Measurement of Inventory,” which simplifies the subsequent measurement of inventory by requiring inventory to be measured at the lower of cost and net realizable value. This ASU is effective for us January 1, 2017 and is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In January 2016, the FASB issued ASU No. 2016-01, “Financial Instruments—Overall (Topic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities,” which amends the classification and measurement of financial instruments. Changes primarily affect the accounting for equity investments, financial liabilities under the fair value option, and the presentation and disclosure requirements for financial instruments. This ASU is effective for us on January 1, 2018. Early adoption is not permitted. We are currently evaluating this ASU and its potential impact on us.

In February 2016, the FASB issued ASU No. 2016-02, “Leases (Topic 842),” to improve the financial reporting around leasing transactions. The new guidance requires companies to begin recording assets and liabilities arising from those leases classified as operating leases under previous guidance. Furthermore, the new guidance will require significant additional disclosures about the amount, timing and uncertainty of cash flows from leases. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in previous guidance. The result of retaining a distinction between finance leases and operating leases is that under the lessee accounting model in Topic 842, the effect of leases in the statement of comprehensive income and the statement of cash flows is largely unchanged from previous guidance. This ASU is effective for us January 1, 2019. We are currently evaluating this ASU and its potential impact on us.

In March 2016, the FASB issued ASU No. 2016-05, “Derivatives and Hedging (Topic 815): Effect of Derivative Contract Novations on Existing Hedge Accounting Relationships,” which clarifies the hedge accounting impact when there is a change in one of the counterparties to the derivative contract (i.e. novation). This ASU is effective for us January 1, 2017. This ASU is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In March 2016, the FASB issued ASU No. 2016-06, “Derivatives and Hedging (Topic 815): Contingent Put and Call Options in Debt Instruments,” which simplifies the embedded derivative analysis for debt instruments containing contingent call or put options. This ASU is effective for us January 1, 2017. This ASU is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In March 2016, the FASB issued ASU No. 2016-07, “Investments—Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting,” which eliminates the requirement to apply the equity method of accounting retrospectively when a reporting entity obtains significant influence over a previously held investment. This ASU is effective for us January 1, 2017. This ASU is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In March 2016, the FASB issued ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting,” which simplifies several aspects of the accounting for share-based payment award transactions. This update requires classification changes for certain tax cash flows within the statement of cash flows and requires all excess tax benefits and tax deficiencies to be recorded through the income statement. In addition, the update provides an accounting policy election around forfeitures and raises the threshold for liability classification of share-based awards withheld for tax withholding requirements. This ASU is effective for us on January 1, 2017. This ASU is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” to replace the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires the consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU is effective for us on January 1, 2020. We are currently evaluating this ASU and its potential impact on us.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments,” to provide guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In October 2016, the FASB issued ASU No. 2016-16, “Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory,” to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In October 2016, the FASB issued ASU No. 2016-17, “Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control,” to amend the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. This ASU is effective for us on January 1, 2017. This ASU is not expected to have a material impact on our consolidated results of operations, financial position or cash flows.

In November 2016, the FASB issued ASU No. 2016-18, “Statement of Cash Flows (Topic 230): Restricted Cash,” to address the diversity in the classification and presentation of changes in restricted cash and restricted cash equivalents on the statement of cash flows. The update requires that restricted cash and restricted cash equivalents be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In January 2017, the FASB issued ASU No. 2017-01, “Business Combinations (Topic 805): Clarifying the Definition of a Business,” which revises the definition of a business. This ASU is effective for us on January 1, 2018. We are currently evaluating this ASU and its potential impact on us.

In January 2017, the FASB issued No. ASU 2017-04, “Intangibles—Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment,” to simplify the subsequent measurement of goodwill. The guidance eliminates Step 2 from the goodwill impairment test which required computing an implied fair value to measure the amount of the goodwill impairment. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. This ASU is effective for us on January 1, 2020. Early adoption is permitted for interim or annual goodwill impairment tests performed on testing dates after January 1, 2017. We are currently evaluating this ASU and its potential impact on us.

2015. The following ASUs were adopted during 2015 and the effect of such adoption has been presented in the accompanying Consolidated Financial Statements:

In April 2014, the FASB issued ASU No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity.” This ASU revises the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have or will have a major effect on an entity’s operations and financial results, removing the lack of continuing involvement criteria and requiring discontinued operations reporting for the disposal of an equity method investment that meets the definition of discontinued operations. The update also requires expanded disclosures for discontinued operations, and disclosure of pretax profit or loss of certain individually significant components of an entity that do not qualify for discontinued operations reporting. This ASU was effective for us on January 1, 2015 and did not have a material impact on our consolidated results of operations, financial position or cash flows.

In April 2015, the FASB issued ASU No. 2015-03, “Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs,” which requires that debt issuance costs be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability, rather than as a deferred charge asset. We adopted this standard on December 31, 2015. The adoption of this ASU resulted in the presentation of $46 million of debt issuance costs as a reduction of Long-term Debt on our December 31, 2015 Consolidated Balance Sheet.

In November 2015, the FASB issued ASU No. 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes.” This ASU simplifies the balance sheet presentation of deferred income taxes by requiring deferred tax liabilities and assets to be classified as noncurrent in a classified balance sheet. We adopted this standard on December 31, 2015 and applied it prospectively. The adoption of this ASU did not have a material impact on our consolidated results of operations, financial position, or cash flows.

2014. There were no significant accounting pronouncements issued during 2014 that had a material impact on our consolidated results of operations, financial position or cash flows.

2. Spectra Energy Partners, LP

SEP is our natural gas infrastructure and crude oil pipeline master limited partnership. As of December 31, 2016, Spectra Energy owned 75% of SEP, including a 2% general partner interest.

Sand Hills and Southern Hills. In October 2015, Spectra Energy acquired SEP’s 33.3% ownership interests in DCP Sand Hills Pipeline, LLC (Sand Hills) and DCP Southern Hills Pipeline, LLC (Southern Hills). In consideration for this transaction, SEP retired 21,560,000 of our limited partner units and 440,000 of our general partner units in SEP. This resulted in the reduction of any associated distribution payable to us, effective in 2016. There will also be a reduction in the aggregate quarterly distributions, if any, to us (as holder of incentive distribution rights), by $4 million per quarter for a period of 12 consecutive quarters, which commenced with the quarter ending on December 31, 2015 and will end with the quarter ending on September 30, 2018. The total reduction of distributions to us from SEP was $16 million for the year ended December 31, 2016.

U.S. Assets Dropdown. During 2013, Spectra Energy contributed substantially all of its interests in its subsidiaries that own U.S. transmission and storage and liquids assets and assigned them to SEP (collectively, the U.S. Assets Dropdown), excluding a 25.05% ownership interest in Southeast Supply Header, LLC (SESH) and a 1% ownership interest in Steckman Ridge, LP (Steckman Ridge). This was the first of three planned transactions.

In 2014, we completed the second of the three planned transactions related to the U.S Assets Dropdown. This transaction consisted of contributing an additional 24.95% ownership interest in SESH and the remaining 1% interest in Steckman Ridge to SEP. Consideration to Spectra Energy was approximately 4.3 million newly issued SEP common units. Also, in connection with this transaction, SEP issued approximately 86,000 of newly issued general partner units to Spectra Energy in exchange for the same amount of common units in order to maintain Spectra Energy’s 2% general partner interest in SEP.

The third, and final, transaction related to the U.S. Assets Dropdown occurred in November 2015. It consisted of Spectra Energy’s contribution of the remaining 0.1% interest in SESH to SEP. Total consideration for the third transaction to Spectra Energy was 17,114 newly issued SEP common units. Also, in connection with this third transaction, SEP issued 342 general partner units to Spectra Energy in exchange for the same amount of common units in order to maintain Spectra Energy’s 2% general partner interest in SEP.

Sales of SEP Common Units. SEP has entered into equity distribution agreements for its at-the-market offering program, pursuant to which SEP may offer and sell, through sales agents, common units representing limited partner interests at prices it deems appropriate having aggregate offering prices ranging from $400 million to up to $1 billion. Sales of common units, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange (NYSE), in block transactions, or as otherwise agreed to between SEP and the sales agent. SEP intends to use the net proceeds from sales under the program for general partnership purposes, which may include debt repayment, future acquisitions and capital expenditures. Under this program SEP issued 12.8 million, 12.0 million and 6.4 million common units to the public in 2016, 2015 and 2014, respectively, for total net proceeds of $579 million, $546 million and $327 million, respectively. In 2016, 2015 and 2014, SEP also issued 262,000, 245,000 and 132,000 general partner units, respectively, to Spectra Energy.

In April 2016, SEP issued 10.4 million common units and 0.2 million general partner units to Spectra Energy in a private placement transaction. See Note 23 for further discussion.

3. Acquisitions and Dispositions

Acquisitions. We consolidate assets and liabilities from acquisitions as of the purchase date and include earnings from acquisitions in consolidated earnings after the purchase date. Assets acquired and liabilities assumed are recorded at estimated fair values on the date of acquisition. The purchase price less the estimated fair value of the acquired assets and liabilities meeting the definition of a “business” is recorded as goodwill. The allocation of the purchase price may be adjusted if additional information is received during the allocation period, which generally does not exceed one year from the consummation date.

Sand Hills and Southern Hills. In October 2015, Spectra Energy acquired SEP’s 33.3% ownership interests in Sand Hills and Southern Hills. In consideration for this transaction, SEP retired 21,560,000 of our limited partner units and 440,000 of our general partner units in SEP. See Note 2 for further discussion. This transfer of assets between entities under common control resulted in an increase to Additional Paid-in Capital of $166 million and a decrease to Equity-Noncontrolling Interests of $166 million on the Consolidated Balance Sheet in 2015. The change in Equity-Noncontrolling Interests primarily represents the public unitholders’ share of the decrease in SEP’s equity as a result of the retirement of units previously held by us, less the effects of the resulting increase in the public unitholders’ ownership percentage of SEP. Spectra Energy’s ownership in SEP decreased as a result of the transaction.

Dispositions. On August 4, 2016, Westcoast completed the sale of its ownership interests in Empress to Plains Midstream Canada ULC. Consideration received by Westcoast in this transaction was approximately $204 million in cash, including approximately $51 million for inventory and working capital. The total consideration is subject to final working capital adjustments, which are expected to be finalized in the first half of 2017. The sale resulted in a pre-tax loss of less than $1 million and a tax benefit of $27 million, which are reflected in Gain (Loss) on Sales of Other Assets and Other, net and Income Tax Expense, respectively, on our Consolidated Statement of Operations for the year ended December 31, 2016.

As discussed above, in October 2015, we acquired SEP’s 33.3% ownership interests in Sand Hills and Southern Hills. We immediately contributed our 33.3% interests in Sand Hills and Southern Hills to DCP Midstream. The contribution is reflected as a non-cash transaction in the statement of cash flows. After this contribution, DCP Midstream and DCP Partners, LP (DCP Partners) each hold a direct one-third ownership interest in the two pipelines. The remaining one-third direct ownership interest continues to be held by Phillips 66. In consideration for this transaction, we increased our basis in the net equity of DCP Midstream and retained our 50% ownership interest.

4. Business Segments

We manage our business in four reportable segments: Spectra Energy Partners, Distribution, Western Canada Transmission & Processing and Field Services. The remainder of our business operations is presented as “Other,” and consists of unallocated corporate costs and employee benefit plan assets and liabilities, 100%-owned captive insurance subsidiaries and other miscellaneous activities.

Our CODM regularly reviews financial information about each of these segments in deciding how to allocate resources and evaluate performance. There is no aggregation within our reportable business segments.

Spectra Energy’s presentation of its Spectra Energy Partners segment is reflective of the parent-level focus by our CODM, considering the resource allocation and governance provisions associated with SEP’s master limited partnership structure. SEP maintains a capital and cash management structure that is separate from Spectra Energy’s, is self-funding and maintains its own lines of bank credit and cash management accounts. From a Spectra Energy perspective, our CODM evaluates the Spectra Energy Partners segment as a whole, without regard to any of SEP’s individual businesses.

Spectra Energy Partners provides transmission, storage and gathering of natural gas, as well as the transportation of crude oil through interstate pipeline systems for customers in various regions of the midwestern, northeastern and southern U.S. and Canada. The natural gas transmission and storage operations are primarily subject to the rules and regulations of the Federal Energy Regulatory Commission (FERC). The crude oil transportation operations are primarily subject to regulation by the FERC in the U.S. and the National Energy Board (NEB) in Canada. Our Spectra Energy Partners segment is composed of the operations of SEP, less governance costs, which are included in “Other.” Distribution provides retail natural gas distribution service in Ontario, Canada, as well as natural gas transmission and storage services to other utilities and energy market participants. These services are provided by Union Gas Limited (Union Gas), and are primarily subject to the rules and regulations of the OEB.

Western Canada Transmission & Processing provides transmission of natural gas and natural gas gathering and processing services to customers in western Canada, the U.S. Pacific Northwest and the Maritime Provinces in Canada. This segment conducts business mostly through BC Pipeline, BC Field Services, Canadian Midstream and Maritimes & Northeast Pipeline Limited Partnership (M&N Canada). BC Pipeline, BC Field Services and M&N Canada operations are primarily subject to the rules and regulations of the NEB. See Note 3 for discussion related to the sale of Empress on August 4, 2016.

Field Services gathers, compresses, treats, processes, transports, stores and sells natural gas, produces, fractionates, transports, stores and sells NGLs, recovers and sells condensate, and trades and markets natural gas and NGLs. It conducts operations through DCP Midstream, which is owned 50% by us and 50% by Phillips 66. DCP Midstream gathers raw natural gas through gathering systems connecting to several interstate and intrastate natural gas and NGL pipeline systems, one natural gas storage facility and one NGL storage facility. DCP Midstream operates in a diverse number of regions, including the Permian Basin, Eagle Ford, Niobrara/DJ Basin and the Midcontinent. DCP Partners is a publicly traded master limited partnership, of which DCP Midstream acts as general partner. As of December 31, 2016, DCP Midstream had an approximate 21% ownership interest in DCP Partners, including DCP Midstream’s limited partner and general partner interests.

Our reportable segments offer different products and services and are managed separately as business units. Management evaluates segment performance based on earnings before interest, taxes, depreciation and amortization (EBITDA). Cash, cash equivalents and short-term investments are managed at the parent-company levels, so the associated gains and losses from foreign currency transactions and interest and dividend income are excluded from the segments’ EBITDA. Our segment EBITDA may not be comparable to similarly titled measures of other companies because other companies may not calculate EBITDA in the same manner. Transactions between reportable segments are accounted for on the same basis as transactions with unaffiliated third parties.

Business Segment Data

	Unaffiliated Revenues	Intersegment Revenues	Total Operating Revenues	Depreciation and Amortization	Segment EBITDA/ Consolidated Earnings before Income Taxes	Capital and Investment Expenditures	Assets
	(in millions)
2016
Spectra Energy Partners	$2,533	$—	$2,533	$316	$1,909	$2,585	$21,813
Distribution	1,370	—	1,370	181	473	788	6,132
Western Canada Transmission & Processing	1,005	15	1,020	227	387	410	6,374
Field Services	—	—	—	—	(40)	—	1,621

Total reportable segments	4,908	15	4,923	724	2,729	3,783	35,940
Other	8	63	71	50	(126)	91	1,073
Eliminations	—	(78)	(78)	—	—	—	(171)
Depreciation and amortization	—	—	—	—	774	—	—
Interest expense	—	—	—	—	594	—	—
Interest income and other (a)	—	—	—	—	1	—	—

Total consolidated	$4,916	$—	$4,916	$774	$1,236	$3,874	$36,842

2015
Spectra Energy Partners	$2,455	$—	$2,455	$297	$1,905	$2,007	$18,983
Distribution	1,527	—	1,527	176	473	544	5,209
Western Canada Transmission & Processing	1,242	43	1,285	243	491	360	5,909
Field Services	—	—	—	—	(461)	—	1,660

Total reportable segments	5,224	43	5,267	716	2,408	2,911	31,761
Other	10	63	73	48	(384)	61	1,226
Eliminations	—	(106)	(106)	—	—	—	(64)
Depreciation and amortization	—	—	—	—	764	—	—
Interest expense	—	—	—	—	636	—	—
Interest income and other (a)	—	—	—	—	(3)	—	—

Total consolidated	$5,234	$—	$5,234	$764	$621	$2,972	$32,923

2014
Spectra Energy Partners	$2,269	$—	$2,269	$290	$1,669	$1,241	$17,850
Distribution	1,843	—	1,843	192	552	427	6,055
Western Canada Transmission & Processing	1,781	121	1,902	271	754	473	6,913
Field Services	—	—	—	—	217	—	1,345

Total reportable segments	5,893	121	6,014	753	3,192	2,141	32,163
Other	10	62	72	43	(58)	146	1,893
Eliminations	—	(183)	(183)	—	—	—	(58)
Depreciation and amortization	—	—	—	—	796	—	—
Interest expense	—	—	—	—	679	—	—
Interest income and other (a)	—	—	—	—	6	—	—

Total consolidated	$5,903	$—	$5,903	$796	$1,665	$2,287	$33,998

(a)	Includes foreign currency transaction gains and losses related to segment EBITDA.

Geographic Data

	U.S.	Canada	Consolidated
		(in millions)
2016
Consolidated revenues	$2,461	$2,455	$4,916
Consolidated long-lived assets	20,156	11,997	32,153
2015
Consolidated revenues	2,389	2,845	5,234
Consolidated long-lived assets	17,549	10,979	28,528
2014
Consolidated revenues	2,212	3,691	5,903
Consolidated long-lived assets	15,834	12,715	28,549

5. Regulatory Matters

Regulatory Assets and Liabilities

We record assets and liabilities that result from the regulated ratemaking process that would not be recorded under U.S. GAAP for non-regulated entities. See Note 1 for further discussion.

The following items are reflected in the consolidated balance sheets. All regulatory assets and liabilities are excluded from rate base unless otherwise noted below.

	Recovery/Refund Period	December 31,
		2016	2015
		(in millions)
Regulatory Assets
Under-recovery of fuel costs (c)	—	$6	$41
Other	—	71	73

Total Regulatory Assets—Current (a)		77	114

Net regulatory asset related to income taxes (d,e)	2 years - remaining life of asset	1,397	1,215
Project development costs (d)	Through 2036	9	9
Vacation accrual (d)	Various	23	23
Deferred debt expense/premium (d)	Various	18	23
Other	Various	27	13

Total Regulatory Assets—Non Current (b)		1,474	1,283

Total Regulatory Assets		$1,551	$1,397

Regulatory Liabilities
Gas purchase costs (c)	—	$10	$48
Other (d)	—	66	32

Total Regulatory Liabilities—Current (a)		76	80

Removal costs (d)	Exceeds remaining life of asset	293	258
Pipeline rate credit	Life of associated liability	23	24
Other (d)	Various	42	23

Total Regulatory Liabilities—Non Current (b)		358	305

Total Regulatory Liabilities		$434	$385

(a)	Included in Inventory, Fuel Tracker, Current Assets—Other, Taxes Accrued or Current Liabilities—Other.
(b)	Included in Regulatory Assets and Deferred Debits or Deferred Credits and Other Liabilities—Regulatory and Other.
(c)	Includes costs settled in cash annually through gas commodity and transportation rates in accordance with FERC and/or OEB gas tariffs.
(d)	All or a portion of the balance is included in rate base.
(e)	All amounts are expected to be included in future rate filings.

Union Gas. Union Gas has regulatory assets of $344 million as of December 31, 2016 and $291 million as of December 31, 2015 related to deferred income tax liabilities. Under the current OEB-authorized rate structure, income tax costs are recovered in rates based on the current income tax payable and do not include accruals for deferred income tax. However, as income taxes become payable as a result of the reversal of timing differences that created the deferred income taxes, it is expected that rates will be adjusted to recover these taxes. Since substantially all of these timing differences are related to property, plant and equipment costs, recovery of these regulatory assets is expected to occur over the life of those assets.

Union Gas has regulatory liabilities associated with plant removal costs of $293 million as of December 31, 2016 and $258 million as of December 31, 2015. These regulatory liabilities represent collections from customers under approved rates for future asset removal activities that are expected to occur associated with its regulated facilities.

In addition, Union Gas has regulatory liabilities of $10 million as of December 31, 2016 and $48 million as of December 31, 2015 representing gas cost collections from customers under approved rates that vary from actual cost of gas for the associated periods. Union Gas files an application quarterly with the OEB to ensure that customers’ rates are updated to reflect published forward-market prices. The difference between the approved and the actual cost of gas is deferred for future repayment to or refund from customers.

BC Pipeline and BC Field Services. The BC Pipeline and BC Field Services businesses in western Canada have regulatory assets of $789 million as of December 31, 2016 and $727 million as of December 31, 2015 related to deferred income tax liabilities. Under the current NEB-authorized rate structure, income tax costs are recovered in tolls based on the current income tax payable and do not include accruals for deferred income tax. However, as income taxes become payable as a result of the reversal of timing differences that created the deferred income taxes, it is expected that transportation and field services tolls will be adjusted to recover these taxes. Since most of these timing differences are related to property, plant and equipment costs, this recovery is expected to occur over the life of those assets.

When evaluating the recoverability of the BC Pipelines’ and BC Field Services’ regulatory assets, we take into consideration the NEB regulatory environment, natural gas reserve estimates for reserves located or expected to be located near these assets, the ability to remain competitive in the markets served and projected demand growth estimates for the areas served by the BC Pipeline and BC Field Services businesses. Based on current evaluation of these factors, we believe that recovery of these tax costs is probable over the periods described above.

Rate Related Information

Union Gas. In June 2016, a decision from the OEB was received approving recovery of the 2014 Demand Side Management (DSM) deferral and variance account balances from ratepayers. Union Gas began recovery of approximately $9 million from customers on October 1, 2016.

In March 2016, Union Gas filed a Draft Rate Order with the OEB for rates effective January 1, 2016 based on the OEB’s February 24, 2016 updated Decision and Order on the 2015-2020 DSM Plan. In May 2016, a decision from the OEB was received approving recovery from ratepayers of approximately $19 million effective January 1, 2016 with an implementation date of July 1, 2016.

As part of Union Gas’ 2017 rates application, Union Gas has included an approved DSM budget of approximately $43 million in 2017 rates. The 2017 budget was approved as part of the OEB Revised Decision in the 2015-2020 DSM Plan proceeding.

In April 2016, Union Gas filed an application with the OEB for the annual disposition of the 2015 deferral account balances. As a result, Union Gas had a net receivable from customers of approximately $18 million. In August 2016, a decision from the OEB was received approving recovery from ratepayers which began October 1, 2016.

6. Income Taxes

Income Tax Expense Components

	2016	2015	2014
		(in millions)
Current income taxes
Federal	$(1)	$—	$1
State	(8)	13	3
Foreign	27	60	(10)

Total current income taxes	18	73	(6)

Deferred income taxes
Federal	258	145	335
State	(20)	(18)	(17)
Foreign	(40)	(39)	70

Total deferred income taxes	198	88	388

Total income tax expense	$216	$161	$382

Earnings before Income Taxes

	2016	2015	2014
		(in millions)
Domestic	$1,010	$636	$1,108
Foreign	226	(15)	557

Total earnings before income taxes	$1,236	$621	$1,665

Reconciliation of Income Tax Expense at the U.S. Federal Statutory Tax Rate to Actual Income Tax Expense

	2016	2015	2014
		(in millions)
Income tax expense, computed at the statutory rate of 35%	$433	$217	$583
State income tax, net of federal income tax effect	17	12	25
Tax differential on foreign earnings	(71)	(44)	(125)
Noncontrolling interests	(114)	(92)	(70)
Valuation allowance	(11)	1	2
Goodwill impairment	—	91	—
Revaluation of accumulated deferred state taxes	(18)	(12)	(25)
Other items, net	(20)	(12)	(8)

Total income tax expense	$216	$161	$382

Effective tax rate	17.5%	25.9%	22.9%

Net Deferred Income Tax Liability Components

	December 31,
	2016	2015
	(in millions)
Deferred credits and other liabilities	$279	$275
Net operating loss carryforward	256	295
Other	45	36

Total deferred income tax assets	580	606

Valuation allowance	(16)	(27)

Net deferred income tax assets	564	579

Investments and other assets	(1,516)	(1,605)
Accelerated depreciation rates	(4,428)	(4,035)
Regulatory assets and deferred debits	(389)	(384)

Total deferred income tax liabilities	(6,333)	(6,024)

Total net deferred income tax liabilities (a)	$(5,769)	$(5,445)

(a)	These amounts are classified as Deferred Credits and Other Liabilities—Deferred Income Taxes in the Consolidated Balance Sheets.

At December 31, 2016, we had a federal net operating loss carryforward, net of unrecognized tax benefits, of $572 million that expires at various times beginning in 2021. The deferred tax asset attributable to the federal net operating loss, net of unrecognized tax benefits, is $200 million. We had valuation allowances of $9 million at both December 31, 2016 and 2015 against the deferred tax asset related to the federal net operating loss carryforward.

At December 31, 2016, we had a state net operating loss carryforward, net of unrecognized tax benefits, of approximately $399 million that expires at various times beginning in 2020. The deferred tax asset attributable to the state net operating loss carryforward, net of federal impacts and unrecognized tax benefits, is $20 million. We had a valuation allowance of $1 million at December 31, 2015 against the deferred tax asset related to the state net operating loss carryforward and other state tax credits.

At December 31, 2016, we had a federal and state capital loss carryforward of $77 million that expires in 2021. The federal deferred tax asset attributable to the capital loss carryforward is $27 million and the state deferred tax asset attributable to the capital loss carryforward is $1 million, net of federal impacts.

At December 31, 2016, we had foreign net operating loss carryforwards of $135 million that expires at various times beginning in 2026. The deferred tax asset attributable to the foreign net operating losses is $36 million. We had valuation allowances of $1 million at both December 31, 2016 and 2015 against the deferred tax asset related to the foreign net operating loss carryforwards. At December 31, 2016, we also had a foreign capital loss carryforward of $48 million with an indefinite expiration period. The deferred tax asset attributable to the foreign capital loss carryforward is $6 million. We had valuation allowances of $6 million and $16 million at December 31, 2016 and 2015, respectively, against the deferred tax asset related to the foreign capital loss carryforward.

Reconciliation of Gross Unrecognized Income Tax Benefits

	2016	2015	2014
		(in millions)
Balance at beginning of period	$82	$50	$76
Increases related to prior year tax positions	15	10	10
Decreases related to prior year tax positions	(2)	(1)	(6)
Increases related to current year tax positions	1	30	1
Lapse of statute of limitations	(22)	(4)	(30)
Foreign currency translation	1	(3)	(1)

Balance at end of period	$75	$82	$50

Unrecognized tax benefits totaled $75 million at December 31, 2016. Of this, $45 million would reduce the annual effective tax rate if recognized on or after January 1, 2017. We recorded a net decrease of $7 million in gross unrecognized tax benefits during 2016. This was a result of $6 million attributable to deferred tax liabilities, foreign currency exchange rate fluctuations and a $1 million decrease in income tax expense.

We recognize potential accrued interest and penalties related to unrecognized tax benefits as interest expense and as other expense, respectively. We recognized interest income of $17 million in 2016 and interest expense of $2 million in 2015 related to unrecognized tax benefits. Accrued interest and penalties totaled $4 million at December 31, 2016 and $21 million at December 31, 2015.

Although uncertain, we believe it is reasonably possible that the total amount of unrecognized tax benefits could decrease by $20 million to $30 million prior to December 31, 2017 due to audit settlements and statute of limitations expirations.

We remain subject to examination for Canada income tax return filings for years 2009 through 2015 and U.S. federal income tax return filings for years 2013 through 2015. A limited number of state tax return filings remain subject to examination for years 2007 through 2015.

We have foreign subsidiaries’ undistributed earnings of approximately $1.8 billion at December 31, 2016 that are indefinitely invested outside the U.S. and, accordingly, no U.S. federal or state income taxes have been provided on those earnings. Upon distribution of those earnings, we may be subject to both foreign withholding taxes and U.S. income taxes, net of allowable foreign tax credits. The amount of such additional taxes would be dependent on several factors, including the size and timing of the distribution and the availability of foreign tax credits. As a result, the determination of the potential amount of unrecognized withholding and deferred income taxes is not practicable.

7. Earnings per Common Share

Basic earnings per common share (EPS) is computed by dividing net income from controlling interests by the weighted-average number of common shares outstanding during the period. Diluted EPS is computed by dividing net income from controlling interests by the diluted weighted-average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities or other agreements to issue common stock, such as stock options, stock-based performance unit awards and phantom stock awards, were exercised, settled or converted into common stock.

Weighted-average shares used to calculate diluted EPS includes the effect of certain options and restricted stock awards. In 2016, 2015 and 2014, there were no options or stock awards that were not included in the calculation of diluted EPS.

The following table presents our basic and diluted EPS calculations:

	2016	2015	2014
	(in millions, except per-share amounts)
Net income—controlling interests	$693	$196	$1,082
Weighted-average common shares outstanding
Basic	694	671	671
Diluted	696	672	672
Basic and diluted earnings per common share	$1.00	$0.29	$1.61

8. Accumulated Other Comprehensive Income (Loss)

The following table presents the net of tax changes in AOCI by component, excluding amounts attributable to noncontrolling interests:

	Foreign Currency Translation Adjustments	Pension and Post- retirement Benefit Plan Obligations	Gas Purchase Contract Hedges	Other	Total Accumulated Other Comprehensive Income (Loss)
	(in millions)
December 31, 2014	$1,016	$(351)	$(3)	$—	$662
Other AOCI activity	(937)	5	—	1	(931)

December 31, 2015	79	(346)	(3)	1	(269)
Other AOCI activity	147	(24)	3	(3)	123

December 31, 2016	$226	$(370)	$—	$(2)	$(146)

9. Inventory

The components of inventory are as follows:

	December 31,
	2016	2015
	(in millions)
Natural gas	$183	$217
NGLs	—	23
Materials and supplies	70	67

Total inventory	$253	$307

NGL inventory previously held at our Empress operations at Western Canada Transmission & Processing was subject to lower of cost or market. As such, we recorded non-cash charges totaling $14 million in 2015 ($10 million after tax) to Natural Gas and Petroleum Products Purchased on the Consolidated Statement of Operations to reduce propane inventory to estimated net realizable value. Empress was sold on August 4, 2016. See Note 3 for further discussion related to the sale of Empress.

10. Investments in and Loans to Unconsolidated Affiliates and Related Party Transactions

Investments in affiliates for which we are not the primary beneficiary, but over which we have significant influence, are accounted for using the equity method. As of December 31, 2016 and 2015, the carrying amounts of investments in affiliates approximated the amounts of underlying equity in net assets, with the exception of DCP Midstream, which relates to a contribution of assets recorded at carrying value in 2015. We received distributions from our equity investments of $161 million in 2016, $612 million in 2015 and $646 million in 2014. Cumulative undistributed earnings of unconsolidated affiliates totaled $33 million at December 31, 2016 and $28 million at December 31, 2015.

Spectra Energy Partners. As of December 31, 2016, our Spectra Energy Partners segment investments were mostly comprised of a 39% effective interest in Gulfstream Natural Gas System, LLC (Gulfstream), a 39% effective interest in SESH and a 39% effective interest in Steckman Ridge. In November 2015, we contributed our remaining 0.1% interest in SESH to SEP. Total consideration to Spectra Energy was 17,114 newly issued SEP common units. This was the last of three planned transactions related to the U.S. Assets Dropdown. Also, in connection with this transaction, SEP issued 342 general partner units to Spectra Energy in exchange for the same amount of common units in order to maintain Spectra Energy’s 2% general partner interest in SEP.

We have a loan outstanding to Steckman Ridge in connection with the construction of its storage facilities. The loan carries market-based interest rates and is due the earlier of October 1, 2023 or coincident with the closing of any long-term financings by Steckman Ridge. The loan receivable from Steckman Ridge, including accrued interest, totaled $71 million at December 31, 2016 and 2015. We recorded interest income on the Steckman Ridge loan of $1 million in 2016, 2015 and 2014.

In October 2015, Spectra Energy acquired SEP’s 33.3% ownership interests in Sand Hills and Southern Hills. In consideration for this transaction, SEP retired 21,560,000 of our limited partner units and 440,000 of our general partner units in SEP. This resulted in the reduction of any associated distribution payable to us, effective in 2016. There will also be a reduction in the aggregate quarterly distributions, if any, to us (as holder of incentive distribution rights), by $4 million per quarter for a period of 12 consecutive quarters, which commenced with the quarter ending on December 31, 2015 and will end with the quarter ending on September 30, 2018. The total reduction of distributions to us from SEP was $16 million for the year ended December 31, 2016.

Field Services. Our most significant investment in unconsolidated affiliates is our 50% investment in DCP Midstream, which is accounted for under the equity method of accounting. DCP Midstream is a limited liability company which is a pass-through entity for U.S. income tax purposes. We recognize the tax effects of our share of DCP Midstream’s pass-through earnings in Income Tax Expense in the Consolidated Statements of Operations.

DCP Partners issues, from time to time, limited partner units to the public, which are recorded by DCP Midstream directly to its equity. Our proportionate 50% share of gains from those issuances, totaling $2 million in 2015 and $73 million in 2014, are reflected in Earnings (Loss) from Equity Investments in the Consolidated Statements of Operations. There were no material gains from issuances in 2016.

DCP Midstream performed a goodwill impairment test and other asset impairment tests in 2015. The impairment tests resulted in DCP Midstream’s recognition of a $460 million goodwill impairment and $342 million in other asset impairments, net of tax, which reduced our equity earnings from DCP Midstream by $231 million after-tax for 2015.

As previously discussed, in October 2015, we contributed our 33.3% interests in Sand Hills and Southern Hills acquired from SEP to DCP Midstream. In consideration for this transaction, we increased our basis in the net equity of DCP Midstream and retained our 50% ownership interest.

Investments in and Loans to Unconsolidated Affiliates

	December 31, 2016			December 31, 2015
	Domestic	International	Total	Domestic	International	Total
	(in millions)
Spectra Energy Partners	$1,127	$—	$1,127	$904	$—	$904
Distribution	—	11	11	—	11	11
Western Canada Transmission & Processing	—	21	21	—	17	17
Field Services	1,621	—	1,621	1,660	—	1,660

Total	$2,748	$32	$2,780	$2,564	$28	$2,592

Equity in Earnings of Unconsolidated Affiliates

	2016			2015			2014
	Domestic	International	Total	Domestic	International	Total	Domestic	International	Total
	(in millions)
Spectra Energy Partners	$134	$—	$134	$167	$—	$167	$133	$—	$133
Distribution	—	1	1	—	1	1	—	1	1
Western Canada Transmission & Processing	—	3	3	—	2	2	—	1	1
Field Services	(41)	—	(41)	(461)	—	(461)	217	—	217
Other	—	—	—	1	—	1	9	—	9

Total	$93	$4	$97	$(293)	$3	$(290)	$359	$2	$361

Summarized Combined Financial Information of Unconsolidated Affiliates (Presented at 100%)

Statements of Operations

	2016			2015			2014
	DCP Midstream	Other	Total	DCP Midstream	Other	Total	DCP Midstream	Other	Total
	(in millions)
Operating revenues	$6,937	$494	$7,431	$7,420	$767	$8,187	$14,013	$744	$14,757
Operating expenses	6,771	176	6,947	8,227	288	8,515	13,262	319	13,581
Operating income (loss)	166	318	484	(807)	479	(328)	751	425	1,176
Net income (loss)	81	260	341	(843)	393	(450)	536	332	868
Net income (loss) attributable to members’ interests	(75)	260	185	(929)	393	(536)	288	332	620

Balance Sheets

	December 31, 2016			December 31, 2015
	DCP Midstream	Other	Total	DCP Midstream	Other	Total
	(in millions)
Current assets	$1,484	$191	$1,675	$800	$498	$1,298
Non-current assets	12,610	3,824	16,434	13,094	3,265	16,359
Current liabilities	(1,646)	(126)	(1,772)	(896)	(387)	(1,283)
Non-current liabilities	(5,554)	(1,680)	(7,234)	(5,894)	(1,679)	(7,573)

Equity—total	6,894	2,209	9,103	7,104	1,697	8,801
Equity—noncontrolling interests	(2,270)	—	(2,270)	(2,404)	—	(2,404)

Equity—controlling interests	$4,624	$2,209	$6,833	$4,700	$1,697	$6,397

Related Party Transactions

DCP Midstream. DCP Midstream processes certain of our pipeline customers’ gas to meet gas quality specifications in order to be transported on our Texas Eastern Transmission, LP (Texas Eastern) system. DCP Midstream processes the gas and sells the NGLs that are extracted from the gas. A portion of the proceeds from those sales are retained by DCP Midstream and the balance is remitted to us. We received proceeds of $31 million in 2016, $46 million in 2015 and $79 million in 2014 from DCP Midstream related to those sales, classified as Operating Revenues—Other in our Consolidated Statements of Operations.

In addition to the above, we recorded other revenues from DCP Midstream and its affiliates totaling $2 million in 2016, $3 million in 2015 and $2 million in 2014, classified as Operating Revenues—Other in our Consolidated Statements of Operations. We also recorded other revenues totaling $1 million in 2016, $4 million in 2015 and $7 million in 2014, primarily within Transportation, Storage and Processing of Natural Gas, and $4 million in 2015 and $7 million in 2014 within Sales of Natural Gas Liquids in our Consolidated Statements of Operations. There were no related party sales of natural gas liquids in 2016.

We had accounts receivable from DCP Midstream and its affiliates of $3 million at December 31, 2016 and $1 million at December 31, 2015. We received no distributions from DCP Midstream during 2016 or 2015. We received distributions from DCP Midstream of $237 million in 2014, classified as Cash Flows from Operating Activities—Distributions from Equity Investments.

Gulfstream. During the third quarter of 2015, Gulfstream issued unsecured debt of $800 million to fund the repayment of its current debt. Gulfstream distributed $396 million, our proportionate share of proceeds, to us, classified as Cash Flows from Investing Activities—Distributions from Equity Investments, of which we contributed $248 million back to Gulfstream in the fourth quarter of 2015 and the remaining $148 million, classified as Cash Flows from Investing Activities—Distribution to Equity Investments, in the second quarter of 2016.

SESH. In 2014, SESH issued unsecured debt of $400 million to fund the repayment of its current debt. SESH distributed $200 million, our proportionate share of proceeds, to us, classified as Cash Flows from Investing Activities—Distributions from Equity Investments, of which we contributed $200 million back to SESH during 2014, classified as Cash Flows from Investing Activities—Investments in and Loans to Unconsolidated Affiliates, as the current debt matured.

Other. We provide certain administrative and other services to certain other operating entities. We recorded recoveries of costs from these affiliates of $68 million in 2016, $28 million in 2015 and $38 million in 2014. We also recorded recoveries of costs associated with a project of $116 million in 2016 and $139 million in 2015. Outstanding receivables from these affiliates totaled $21 million at December 31, 2016 and $11 million at December 31, 2015.

See also Notes 3, 18 and 20 for additional related party information.

11. Variable Interest Entities

Sabal Trail. On April 1, 2016, NextEra Energy, Inc. (NextEra) purchased a 9.5% interest in Sabal Trail Transmission, LLC (Sabal Trail) from SEP. Consideration for this transaction consisted of approximately $110 million cash, $102 million of which is classified as Cash Flows from Financing Activities—Contributions from Noncontrolling Interests. See Note 12 for additional information related to this transaction. As of December 31, 2016, we have an effective 37.6% ownership interest in Sabal Trail through our ownership of SEP. Sabal Trail is a joint venture that is constructing a natural gas pipeline to transport natural gas to Florida. Sabal Trail is a VIE due to insufficient equity at risk to finance its activities. We determined that we are the primary beneficiary because we direct the activities of Sabal Trail that most significantly impact its economic performance and we consolidate Sabal Trail in our financial statements. The current estimate of the total remaining construction cost is approximately $1.2 billion.

Valley Crossing. Valley Crossing Pipeline, LLC (Valley Crossing), our wholly-owned subsidiary, is constructing a natural gas pipeline to transport natural gas within Texas. We are the primary beneficiary because we direct the activities of Valley Crossing that most significantly impact its economic performance. Accordingly, we consolidate Valley Crossing in our financial statements. The current estimate of the total remaining construction cost is $1.4 billion.

The following table summarizes the assets and liabilities of Sabal Trail and Valley Crossing:

	December 31,	December 31,
Consolidated Balance Sheets Caption	2016	2015
	(in millions)
Assets
Current assets	$165	$118
Net property, plant and equipment	2,084	773
Regulatory assets and deferred debits	79	25

Total Assets	$2,328	$916

Liabilities and Equity
Current liabilities	$382	$84
Equity	1,946	832

Total Liabilities and Equity	$2,328	$916

Nexus. We have an effective 37.6% ownership interest in Nexus Gas Transmission, LLC (Nexus) through our ownership of SEP. Nexus is a joint venture that is constructing a natural gas pipeline from Ohio to Michigan and continuing on to Ontario, Canada. Nexus is a VIE due to insufficient equity at risk to finance its activities. We determined that we are not the primary beneficiary because the power to direct the activities of Nexus that most significantly impact its economic performance is shared. Nexus is accounted for under the equity method of accounting. Our maximum exposure to loss is $1 billion. We have an investment in Nexus of $356 million and $90 million as of December 31, 2016 and December 31, 2015, respectively, classified as Investments in and Loans to Unconsolidated Affiliates on our Consolidated Balance Sheets.

On December 29, 2016, SEP issued performance guarantees to a third party and an affiliate on behalf of Nexus. See Note 22 for further discussion of the guarantee agreement.

12. Intangible Assets

During the first quarter of 2016, SEP entered into a project coordination agreement (PCA) with NextEra, Duke Energy Corporation (Duke Energy) and Williams Partners L.P. In accordance with the agreement, payments will be made, based on SEP’s proportional ownership interest in Sabal Trail, as certain milestones of the project are met. During the first quarter of 2016, the first milestone was achieved and paid, consisting of $48 million.

On April 1, 2016, NextEra purchased an additional 9.5% interest in Sabal Trail from SEP, reducing SEP’s ownership interest in Sabal Trail to 50%. Upon purchase of the additional ownership interest, NextEra reimbursed SEP $8 million for NextEra’s proportional share of the first milestone payment.

During the third quarter of 2016, the second milestone was achieved and paid, consisting of $40 million. The milestone payments are classified as Cash Flows from Investing Activities—Purchase of Intangible, Net. This PCA, in the amount of $80 million as of December 31, 2016, is an intangible asset and is classified as Investments and Other Assets—Other on our Consolidated Balance Sheet. The intangible asset will be amortized over a period of 25 years beginning at the time of in-service of Sabal Trail, which is expected to occur during the first half of 2017.

13. Goodwill

The following table presents activity within goodwill on a segment basis:

	Spectra Energy Partners	Distribution	Western Canada Transmission & Processing	Total
		(in millions)
December 31, 2014	$3,244	$759	$711	$4,714
Impairment of goodwill	—	—	(333)	(333)
Foreign currency translation	(12)	(110)	(105)	(227)

December 31, 2015	3,232	649	273	4,154
Foreign currency translation	2	17	8	27

December 31, 2016	$3,234	$666	$281	$4,181

The following remaining goodwill amounts originating from the acquisition of Westcoast in 2002 are included as segment assets within “Other” in the segment data presented in Note 4:

	December 31,
	2016	2015
	(in millions)
Distribution	$664	$646
Western Canada Transmission & Processing	252	246

In 2015, we performed additional goodwill impairment testing for BC Field Services and Empress due to the sustained downturn in commodity prices. The impairment test was based on a combination of an income approach and a market approach for which the inputs are classified as Level 3. The impairment test resulted in the recognition of a $270 million goodwill impairment for BC Field Services and a $63 million goodwill impairment for Empress for a total goodwill impairment of $333 million.

See Note 10 for discussion related to the 2015 impairment of goodwill recognized by DCP Midstream.

No triggering events have occurred with our reporting units since April 1, 2016 (our annual testing date) that would warrant re-testing for goodwill impairment.

14. Marketable Securities and Restricted Funds

We routinely invest excess cash and various restricted balances in securities such as commercial paper, bankers acceptances, corporate debt securities, Canadian equity securities, treasury bills and money market securities in the U.S. and Canada. We do not purchase marketable securities for speculative purposes; therefore we do not have any securities classified as trading securities. While we do not routinely sell marketable securities prior to their scheduled maturity dates, some of our investments may be held and restricted for insurance purposes, capital expenditures and NEB regulatory requirements, so these investments are classified as AFS marketable securities as they may occasionally be sold prior to their scheduled maturity dates due to the unexpected timing of cash needs. Initial investments in securities are classified as purchases of the respective type of securities (AFS marketable securities or HTM marketable securities). Maturities of securities are classified within proceeds from sales and maturities of securities in the Consolidated Statements of Cash Flows.

AFS Securities. AFS securities are as follows:

	Estimated Fair Value
	December 31,
	2016	2015
	(in millions)
Corporate debt securities (a)	$8	$31
Canadian equity securities (b)	27	—

Total available-for-sale securities	$35	$31

(a)	Amounts related to certain construction projects.
(b)	Amounts related to restricted funds held and collected from customers of Western Canada Transmission & Processing and Express-Platte for Canadian pipeline abandonment in accordance with the NEB’s regulatory requirements.

Our AFS securities are classified on the Consolidated Balance Sheets as follows:

	Estimated Fair Value
	December 31,
	2016	2015
	(in millions)
Restricted funds
Investments and other assets—other	$35	$11
Non-restricted funds
Current assets—other	—	20

Total available-for-sale securities	$35	$31

At December 31, 2016, the weighted-average contractual maturity of outstanding AFS securities was less than one year.

There were no material gross unrealized holding gains or losses associated with investments in AFS securities at December 31, 2016 or 2015.

HTM Securities. HTM securities are as follows:

		Estimated Fair Value
		December 31,
Description	Consolidated Balance Sheets Caption	2016	2015
		(in millions)
Bankers acceptances	Current assets—other	$20	$30
Canadian government securities	Current assets—other	23	24
Money market securities	Current assets—other	3	3
Canadian government securities	Investments and other assets—other	39	50
Bankers acceptances	Investments and other assets—other	—	12

Total held-to-maturity securities		$85	$119

All of our HTM securities are restricted funds pursuant to certain M&N Canada and Express-Platte (our crude oil pipeline system) debt agreements. The funds restricted for M&N Canada, plus future cash from operations that would otherwise be available for distribution to the partners of M&N Canada, are required to be placed in escrow until the balance in escrow is sufficient to fund all future debt service on the M&N Canada 6.90% senior secured notes. There are sufficient funds held in escrow to fund all future debt service on these M&N Canada notes as of December 31, 2016.

At December 31, 2016, the weighted-average contractual maturity of outstanding HTM securities was less than one year.

There were no material gross unrecognized holding gains or losses associated with investments in HTM securities at December 31, 2016 or 2015.

Other Restricted Funds. In addition to the portions of the AFS and HTM securities that were restricted as described above, we had other restricted funds totaling $27 million at December 31, 2016 and $11 million at December 31, 2015 classified as Current Assets—Other on the Consolidated Balance Sheets. Included in these restricted funds are $11 million at December 31, 2016 of funds received from the province of Ontario related to the Green Investment Fund that is to be distributed to eligible homeowners, based on specific energy conservation initiatives at Union Gas, $12 million and $11 million at December 31, 2016 and December 31, 2015, respectively, related to additional amounts for insurance and $4 million at December 31, 2016 at M&N Canada pursuant to certain debt agreements.

We also had other restricted funds totaling $42 million at December 31, 2016 and $38 million at December 31, 2015 classified as Investments and Other Assets—Other on the Consolidated Balance Sheets. At December 31, 2016 these restricted funds consisted of $17 million related to funds held and collected from customers of Western Canada Transmission & Processing and Express-Platte for Canadian pipeline abandonment in accordance with the NEB’s regulatory requirements, $5 million related to certain construction projects, $17 million of funds received from the province of Ontario related to the Green Investment Fund and $3 million at M&N Canada pursuant to certain debt agreements. At December 31, 2015 these restricted funds consisted of $24 million related to funds held and collected from customers of Western Canada Transmission & Processing and Express-Platte for Canadian pipeline abandonment in accordance with the NEB’s regulatory requirements and $14 million related to certain construction projects.

Changes in restricted balances are presented within Cash Flows from Investing Activities on our Consolidated Statements of Cash Flows.

Interest income. Interest income totaled $3 million in 2016 and 2015 and $4 million in 2014, and is included in Other Income and Expenses, Net on the Consolidated Statements of Operations.

15. Property, Plant and Equipment

	Estimated	December 31,
	Useful Life	2016	2015
	(years)	(in millions)
Plant
Natural gas transmission	13–100	$17,421	$15,690
Natural gas distribution	25–60	2,880	2,651
Gathering and processing facilities	10–40	4,106	4,178
Natural gas storage	10–122	2,193	2,137
Crude oil transportation and storage	5–75	1,321	1,206
Land rights and rights of way	10–122	642	591
Other buildings and improvements	2–75	142	149
Equipment	3–75	305	301
Vehicles	3–15	103	102
Land	—	153	138
Construction in process	—	3,499	1,919
Software	3–15	438	439
Other	3–82	352	342

Total property, plant and equipment		33,555	29,843
Total accumulated depreciation		(6,925)	(6,527)
Total accumulated amortization		(422)	(398)

Total net property, plant and equipment		$26,208	$22,918

We had no material capital leases at December 31, 2016 or 2015.

Almost 86% of our property, plant and equipment is regulated with estimated useful lives based on rates approved by the applicable regulatory authorities in the U.S. and Canada: the FERC, the NEB and the OEB. Composite weighted-average depreciation rates were 2.66% for 2016, 2.72% for 2015 and 2.82% for 2014.

Amortization expense of intangible assets totaled $74 million in 2016, $79 million in 2015 and $74 million in 2014. Estimated amortization expense for the next five years follows:

Estimated Amortization Expense
(in millions)
2017	$82
2018	80
2019	58
2020	36
2021	27

16. Asset Retirement Obligations

Our AROs relate mostly to the legal obligations to disconnect, purge and cap abandoned pipelines, capping of abandoned storage wells, the retirement of certain gathering pipelines and processing facilities, obligations related to right-of-way agreements and contractual leases for land use and in some buildings, special handling and disposition of asbestos if it is disturbed. However, we have determined that a significant portion of our assets have an indeterminate life, and as such, the fair values of those associated retirement obligations are not reasonably estimable. These assets include onshore and some offshore pipelines, and certain processing plants and distribution facilities, whose retirement dates will depend mostly on the various natural gas supply sources that connect to our systems and the ongoing demand for natural gas usage in the markets we serve. We expect these supply sources and market demands to continue for the foreseeable future, therefore we are unable to estimate retirement dates that would result in asset retirement obligations.

AROs are adjusted each period for liabilities incurred or settled during the period, accretion expense, any revisions made to the estimated cash flows and dispositions of businesses. In 2015, SEP revised the estimated future cash flow assumptions for its ARO liabilities due to a reduction in the remaining estimated life of certain Texas Eastern offshore facilities which resulted in an increase to ARO liabilities of $32 million.

Reconciliation of Changes in Asset Retirement Obligation Liabilities

	2016	2015
	(in millions)
Balance at beginning of year	$418	$400
Accretion expense	20	17
Revisions in estimated cash flows	(32)	72
Asset dispositions	(6)	—
Foreign currency exchange impact	11	(62)
Liabilities settled	(6)	(9)

Balance at end of year (a)	$405	$418

(a)	Amounts included in Deferred Credits and Other Liabilities—Regulatory and Other in the Consolidated Balance Sheets.

17. Debt and Credit Facilities

Summary of Debt and Related Terms

	December 31,
	2016	2015
	(in millions)
Spectra Energy Capital, LLC
6.20% senior unsecured notes due April 2018	$500	$500
6.75% senior unsecured notes due July 2018	150	150
Variable-rate senior unsecured term loan due November 2018	300	300
8.00% senior unsecured notes due October 2019	500	500
5.65% senior unsecured notes due March 2020	300	300
3.30% senior unsecured notes due March 2023	650	650
6.75% senior unsecured notes due February 2032	240	240
7.50% senior unsecured notes due September 2038	250	250

Total Spectra Energy Capital, LLC Debt	2,890	2,890

SEP
SEP 2.95% senior unsecured notes due June 2016	—	250
SEP 2.95% senior unsecured notes due September 2018	500	500
SEP variable-rate senior unsecured term loan due November 2018	400	400
SEP 4.60% senior unsecured notes due June 2021	250	250
SEP 4.75% senior unsecured notes due March 2024	1,000	1,000
SEP 3.50% senior unsecured notes due March 2025	500	500
SEP 3.375% senior unsecured notes due October 2026	600	—
SEP 5.95% senior unsecured notes due September 2043	400	400
SEP 4.50% senior unsecured notes due March 2045	700	500
Texas Eastern 6.00% senior unsecured notes due September 2017	400	400
Texas Eastern 4.125% senior unsecured notes due December 2020	300	300
Texas Eastern 2.80% senior unsecured notes due October 2022	500	500
Texas Eastern 7.00% senior unsecured notes due July 2032	450	450
Algonquin 3.51% senior notes due July 2024	350	350
East Tennessee Natural Gas, LLC 3.10% senior notes due December 2024	200	200
Express-Platte 6.09% senior secured notes due January 2020	110	110
Express-Platte 7.39% subordinated secured notes due 2017 to 2019	12	42

Total SEP Debt	6,672	6,152

Westcoast
3.28% medium-term notes due January 2016	—	181
8.50% debentures due September 2018	112	108
5.60% medium-term notes due January 2019	223	217
9.90% debentures due January 2020	74	72
4.57% medium-term notes due July 2020	186	181
3.883% medium-term notes due October 2021	112	108
3.12% medium-term notes due December 2022	186	181
3.43% medium-term notes due September 2024	260	253
8.85% debentures due July 2025	112	108
8.80% medium-term notes due November 2025	18	18
3.77% medium-term notes due December 2025	223	217
7.30% debentures due December 2026	93	90
6.75% medium-term notes due December 2027	112	108
7.15% medium-term notes due March 2031	149	145
4.791% medium-term notes due October 2041	149	145
M&N Canada 6.90% senior secured notes due 2017 to 2019	58	75
M&N Canada 4.34% senior secured notes due 2017 to 2019	28	47
Other	2	2

Total Westcoast Debt	$2,097	$2,256

	December 31,
	2016	2015
	(in millions)
Union Gas
4.64% medium-term notes due June 2016	$—	$145
9.70% debentures due November 2017	93	90
5.35% medium-term notes due April 2018	149	145
8.75% debentures due August 2018	93	90
8.65% senior debentures due October 2018	56	54
2.76% medium-term notes due June 2021	149	145
4.85% medium-term notes due April 2022	93	90
3.79% medium-term notes due July 2023	186	181
3.19% medium-term notes due September 2025	149	145
8.65% debentures due November 2025	93	90
2.81% medium-term note debentures due June 2026	186	—
5.46% medium-term notes due September 2036	123	119
6.05% medium-term notes due September 2038	223	216
5.20% medium-term notes due July 2040	186	181
4.88% medium-term notes due June 2041	223	217
4.20% medium-term notes due June 2044	371	361
3.80% medium-term note debentures due June 2046	186	—

Total Union Gas Debt	2,559	2,269

Total
Long-term debt principal (including current maturities)	14,218	13,567

Change in fair value of debt hedged	10	22
Unamortized debt discount, net	(20)	(22)
Unamortized capitalized debt issuance costs	(50)	(46)
Other unamortized items	3	4

Total other non-principal amounts	(57)	(42)

Commercial paper (a,c)	1,453	1,112
Capital Leases	14	19

Total debt (including capital lease obligations) (b)	15,628	14,656
Current maturities of long-term debt	(551)	(652)
Commercial paper (a,c)	(1,453)	(1,112)

Total long-term debt (including capital lease obligations)	$13,624	$12,892

(a)	The weighted-average days to maturity was 14 days as of December 31, 2016 and 12 days as of December 31, 2015.
(b)	As of December 31, 2016 and 2015, respectively, $4,904 million and $4,681 million of debt was denominated in Canadian dollars.
(c)	Weighted-average rate on outstanding commercial paper was 1.08% at December 31, 2016 and 0.9% at December 31, 2015.

Secured Debt. Secured debt, totaling $208 million as of December 31, 2016, includes project financings for M&N Canada and Express-Platte. Ownership interests in M&N Canada and certain of its accounts, revenues, business contracts and other assets are pledged as collateral. Express-Platte notes payable are secured by the assignment of the Express-Platte transportation receivables and by the Canadian portion of the Express-Platte pipeline system assets.

Floating Rate Debt. Debt included approximately $2,153 million of floating-rate debt as of December 31, 2016 and $1,812 million as of December 31, 2015. The weighted average interest rate of borrowings outstanding that contained floating rates was 1.35% at December 31, 2016 and 1.15% at December 31, 2015.

Annual Maturities

December 31, 2016
(in millions)
2017	$548
2018	2,290
2019	751
2020	970
2021	510
Thereafter	9,163

Total long-term debt, including current maturities (a)	$14,232

(a)	Excludes commercial paper of $1,453 million. Includes capital leases of $14 million.

We have the ability under certain debt facilities to call and repay the obligations prior to scheduled maturities. Therefore, the actual timing of future cash repayments could be materially different than presented above.

Available Credit Facilities and Restrictive Debt Covenants

	Expiration Date	Total Credit Facilities Capacity	Commercial Paper Outstanding at December 31, 2016	Available Credit Facilities Capacity
			(in millions)
Spectra Energy Capital, LLC
Multi-year syndicated (a)	2021	$1,000	$631	$369
364-day syndicated (a)	2017	2,000	—	2,000
SEP (b)	2021	2,500	574	1,926
Westcoast (c)	2021	298	—	298
Union Gas (d)	2021	521	248	273

Total		$6,319	$1,453	$4,866

(a)	Revolving credit facilities contain a covenant requiring the Spectra Energy consolidated debt-to-total capitalization ratio, as defined in the agreements, to not exceed 65%. Per the terms of the agreements, collateralized debt is excluded from the calculation of the ratio. This ratio was 56.3% at December 31, 2016.
(b)	Revolving credit facility contains a covenant that requires SEP to maintain a ratio of total Consolidated Indebtedness-to- Consolidated EBITDA, as defined in the agreement, of 5.0 to 1 or less. As of December 31, 2016, this ratio was 3.8 to 1.
(c)	U.S. dollar equivalent at December 31, 2016. The revolving credit facility is 400 million Canadian dollars and contains a covenant that requires the Westcoast non-consolidated debt-to-total capitalization ratio to not exceed 75%. The ratio was 33.2% at December 31, 2016.
(d)	U.S. dollar equivalent at December 31, 2016. The revolving credit facility is 700 million Canadian dollars and contains a covenant that requires the Union Gas debt-to-total capitalization ratio to not exceed 75% and a provision which requires Union Gas to repay all borrowings under the facility for a period of two days during the second quarter of each year. The ratio was 69.0% at December 31, 2016.

On September 29, 2016, we entered into a new one-year, $2 billion credit facility at Spectra Energy Capital, LLC (Spectra Capital), which expires in 2017. Proceeds from borrowings under the credit facility will be used for general corporate purposes. Amounts borrowed under the credit facility must be repaid following any change in control, including any that results from the proposed merger with Enbridge.

On April 29, 2016, we amended the Union Gas and SEP revolving credit agreements. The Union Gas revolving credit facility was increased to 700 million Canadian dollars and the SEP revolving facility was increased to $2.5 billion. The expiration of both facilities was extended, with both facilities expiring in 2021.

On April 29, 2016, we amended the Westcoast and Spectra Capital revolving credit agreements. The expiration of both credit facilities was extended, with both facilities expiring in 2021.

The issuances of commercial paper, letters of credit and revolving borrowings reduce the amounts available under the credit facilities. As of December 31, 2016, there were no letters of credit issued or revolving borrowings outstanding under the credit facilities.

Our credit agreements contain various covenants, including the maintenance of certain financial ratios. Failure to meet those covenants beyond applicable grace periods could result in accelerated due dates and/or termination of the agreements. As of December 31, 2016, we were in compliance with those covenants. In addition, our credit agreements allow for acceleration of payments or termination of the agreements due to nonpayment, or in some cases, due to the acceleration of other significant indebtedness of the borrower or some of its subsidiaries. Our debt and credit agreements do not contain provisions that trigger an acceleration of indebtedness based solely on the occurrence of a material adverse change in our financial condition or results of operations.

As noted above, the terms of our Spectra Capital credit agreements require our consolidated debt-to-total capitalization ratio, as defined in the agreement, to be 65% or lower. Per the terms of the agreements, collateralized debt is excluded from the calculation of the ratio. This ratio was 56.3% at December 31, 2016. Approximately $8.4 billion of our equity (net assets) was considered restricted at December 31, 2016, representing the minimum amount of equity required to maintain the 65% consolidated debt-to-total capitalization ratio.

18. Preferred Stock of Subsidiaries

Westcoast and Union Gas have outstanding preferred shares owned by third parties that are generally not redeemable prior to specified redemption dates. On or after those dates, the shares may be redeemed, in whole or in part, for cash at the option of Westcoast and Union Gas, as applicable. The shares are not subject to any sinking fund or mandatory redemption and are not convertible into common shares. As redemption of the shares is not solely within our control, we have classified the preferred stock of subsidiaries as temporary equity on our Consolidated Balance Sheets. Dividends are cumulative and payable quarterly, and are included in Net Income—Noncontrolling Interests in the Consolidated Statements of Operations. Approximately 49.7% of the outstanding preferred shares are redeemable at the option of Westcoast and Union Gas, as applicable.

On August 30, 2016, Westcoast issued 12 million Cumulative 5-Year Minimum Rate Reset Redeemable First Preferred Shares, Series 12 for an aggregate principal amount of 300 million Canadian dollars (approximately $229 million as of the issuance date). Net proceeds from the issuance were used to fund capital expenditures and for general corporate purposes.

In December 2015, Westcoast issued 4.6 million Cumulative 5-Year Minimum Rate Reset Redeemable First Preferred Shares, Series 10 for an aggregate principle amount of 115 million Canadian dollars (approximately $84 million as of the issuance date). Net proceeds from the issuance were used to fund capital expenditures, to refinance maturing debt obligations and for other corporate purposes.

19. Fair Value Measurements

The following presents, for each of the fair value hierarchy levels, assets and liabilities that are measured and recorded at fair value on a recurring basis

		December 31, 2016
Description	Consolidated Balance Sheet Caption	Total	Level 1	Level 2	Level 3
			(in millions)
Corporate debt securities	Cash and cash equivalents	$191	$—	$191	$—
Interest rate swaps	Current assets—other	1	—	1	—
Corporate debt securities	Investments and other assets—other	8	—	8	—
Interest rate swaps	Investments and other assets—other	23	—	23	—
Canadian equity securities	Investments and other assets—other	27	27	—	—

Total Assets		$250	$27	$223	$—

		December 31, 2015
Description	Consolidated Balance Sheet Caption	Total	Level 1	Level 2	Level 3
			(in millions)
Corporate debt securities	Cash and cash equivalents	$137	$—	$137	$—
Corporate debt securities	Current assets—other	20	—	20	—
Commodity derivatives	Current assets—other	36	—	—	36
Commodity derivatives	Investments and other assets—other	5	—	—	5
Corporate debt securities	Investments and other assets—other	11	—	11	—
Interest rate swaps	Investments and other assets—other	37	—	37	—

Total Assets		$246	$—	$205	$41

The following presents changes in Level 3 assets and liabilities that are measured at fair value on a recurring basis using significant unobservable inputs:

	2016	2015
	(in millions)
Derivative assets
Fair value, beginning of period	$41	$78
Total gains (losses):
Included in earnings	(7)	43
Included in other comprehensive income	1	(10)
Purchases	(1)	(3)
Settlements	(34)	(67)

Fair value, end of period	$—	$41

Unrealized gains (losses) relating to instruments held at the end of the period	$—	$(19)

Level 1

Level 1 valuations represent quoted unadjusted prices for identical instruments in active markets.

Level 2 Valuation Techniques

Fair values of our financial instruments that are actively traded in the secondary market, including our long-term debt, are determined based on market-based prices. These valuations may include inputs such as quoted market prices of the exact or similar instruments, broker or dealer quotations, or alternative pricing sources that may include models or matrix pricing tools, with reasonable levels of price transparency.

For interest rate swaps, we utilize data obtained from a third-party source for the determination of fair value. Both the future cash flows for the fixed-leg and floating-leg of our swaps are discounted to present value. In addition, credit default swap rates are used to develop the adjustment for credit risk embedded in our positions. We believe that since some of the inputs and assumptions for the calculations of fair value are derived from observable market data, a Level 2 classification is appropriate.

Level 3 Valuation Techniques

Level 3 valuation techniques include the use of pricing models, discounted cash flow methodologies or similar techniques where at least one significant model assumption or input is unobservable. Level 3 financial instruments also include those for which the determination of fair value required significant management judgment or estimation.

As of December 31, 2016, there are no derivative financial instruments classified as Level 3. Those reported in Level 3 at December 31, 2015 consisted of NGL revenue swap contracts related to the Empress assets in Western Canada Transmission & Processing, which were disposed of on August 4, 2016. See Note 3 for further discussion related to the sale of Empress. As of December 31, 2015, we reported certain of our NGL basis swaps at fair value using Level 3 inputs due to such derivatives not having observable market prices for substantially the full term of the derivative asset or liability. For valuations that included both observable and unobservable inputs, if the unobservable input was determined to be significant to the overall inputs, the entire valuation was categorized in Level 3. This included derivatives valued using indicative price quotations whose contract length extended into unobservable periods.

The fair value of these NGL basis swaps was determined using a discounted cash flow valuation technique based on a forward commodity basis curve. For those derivatives, the primary input to the valuation model was the forward commodity basis curve, which was based on observable or public data sources and extrapolated when observable prices were not available.

Financial Instruments

The fair values of financial instruments that are recorded and carried at book value are summarized in the following table. Judgment is required in interpreting market data to develop the estimates of fair value. These estimates are not necessarily indicative of the amounts we could have realized in current markets.

	December 31,
	2016		2015
	Book Value	Approximate Fair Value	Book Value	Approximate Fair Value
		(in millions)
Note receivable, noncurrent (a)	$71	$71	$71	$71
Long-term debt, including current maturities (b)	14,218	15,168	13,567	13,891

(a)	Included within Investments in and Loans to Unconsolidated Affiliates.
(b)	Excludes commercial paper, capital leases, unamortized items and fair value hedge carrying value adjustments.

The fair value of our long-term debt is determined based on market-based prices as described in the Level 2 valuation technique described above and is classified as Level 2.

The fair values of cash and cash equivalents, restricted cash, short-term investments, accounts receivable, notes receivable—noncurrent, accounts payable, commercial paper and short-term money market securities are not materially different from their carrying amounts because of the short-term nature of these instruments or because the stated rates approximate market rates.

There were no material adjustments to assets and liabilities measured at fair value on a nonrecurring basis in 2016. In 2015, we recorded goodwill impairment charges on BC Field Services and Empress reporting units of $270 million and $63 million, respectively. See Note 13 for further discussion.

20. Risk Management and Hedging Activities

We are exposed to the impact of market fluctuations in the prices of NGLs and natural gas purchased as a result of our investment in DCP Midstream and processing operations associated with our U.S. pipeline assets. Exposure to interest rate risk exists as a result of the issuance of variable and fixed-rate debt and commercial paper. We are exposed to foreign currency risk from our Canadian operations. We employ established policies and procedures to manage our risks associated with these market fluctuations, which may include the use of derivatives, mostly around interest rate and commodity exposures. As of April 2016, we ceased entering into new contracts under our Empress risk management program. See Note 3 for further discussion related to the sale of Empress.

DCP Midstream manages their direct exposure to market prices separate from Spectra Energy, and utilizes various risk management strategies, including the use of commodity derivatives.

Other than the commodity derivatives and interest rate swaps as described below, we did not have any significant derivatives outstanding during the year ended December 31, 2016.

Derivative Portfolio Carrying Value as of December 31, 2016

	Maturities in 2017	Maturities in 2018	Maturities in 2019	Maturities in 2020 and Thereafter	Total Carrying Value
			(in millions)
Derivatives designated as hedging instruments
Interest rate swaps	$1	$8	$—	$15	$24

Total derivatives designated as hedging instruments	1	8	—	15	24

Total derivative instruments	$1	$8	$—	$15	$24

These amounts represent the combination of amounts presented as assets for non-cash gains on mark-to-market and hedging transactions on our Consolidated Balance Sheet and do not include any derivative positions of DCP Midstream. See Note 19 for information regarding the presentation of these derivative positions on our Consolidated Balance Sheets.

Commodity Derivatives. Prior to the sale of Empress on August 4, 2016, our NGL marketing operations were exposed to market fluctuations in the prices of natural gas and NGLs related to natural gas processing and marketing activities.

At December 31, 2016, we had no commodity mark-to-market derivatives outstanding. At December 31, 2015, we had commodity mark-to-market derivatives outstanding that had netting or rights of offset arrangements as follows:

	December 31, 2015
	Gross Amounts	Gross Amounts Offset	Net Amount Presented in the Consolidated Balance Sheets
Description		(in millions)
Assets	$104	$63	$41
Liabilities	63	63	—

Substantially all of our commodity derivative agreements outstanding at December 31, 2015 had provisions that required collateral to be posted in the amount of the net liability position if one of our credit ratings fell below investment grade.

Information regarding the impacts of commodity derivatives on our Consolidated Statements of Operations is as follows:

Derivatives	Consolidated Statements of Operations Caption	2016	2015	2014
		(in millions)
Commodity derivatives	Sales of natural gas liquids	$8	$40	$93

Interest Rate Swaps. Changes in interest rates expose us to risk as a result of our issuance of variable and fixed-rate debt and commercial paper. We manage our interest rate exposure by limiting our variable-rate exposures to percentages of total debt and by monitoring the effects of market changes in interest rates. We also enter into financial derivative instruments, including, but not limited to, interest rate swaps and rate lock agreements to manage and mitigate interest rate risk exposure.

For interest rate derivative instruments that are designated and qualify as fair value hedges, the gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk is included in Interest Expense on the Consolidated Statements of Operations. There were no significant amounts of gains or losses, either effective or ineffective, recognized in net income or other comprehensive income in 2016, 2015 or 2014.

At December 31, 2016, we had “pay floating—receive fixed” interest rate swaps outstanding with a total notional amount of $2 billion to hedge against changes in the fair value of our fixed-rate debt that arise as a result of changes in market interest rates. These swaps also allow us to transform a portion of the underlying interest payments related to our long-term fixed-rate debt securities into variable-rate interest payments in order to achieve our desired mix of fixed and variable-rate debt.

Information about our interest rate swaps that had netting or rights of offset arrangements is as follows:

	December 31, 2016			December 31, 2015
	Gross Amounts Presented in the Consolidated Balance Sheets	Amounts Not Offset in the Consolidated Balance Sheets	Net Amount	Gross Amounts Presented in the Consolidated Balance Sheets	Amounts Not Offset in the Consolidated Balance Sheets	Net Amount
Description			(in millions)
Assets	$24	$—	$24	$37	$—	$37

Foreign Currency Risk. We are exposed to foreign currency risk from investments and operations in Canada. To mitigate risks associated with foreign currency fluctuations, contracts may be denominated in or indexed to the U.S. dollar and/ or local inflation rates, or investments may be naturally hedged through debt denominated or issued in the foreign currency. To monitor our currency exchange rate risks, we use sensitivity analysis, which measures the effect of devaluation of the Canadian dollar.

Credit Risk. Our principal customers for natural gas transmission and crude oil transportation, storage and gathering and processing services are industrial end-users, marketers, exploration and production companies, local distribution companies and utilities located throughout the U.S. and Canada. We have concentrations of receivables from natural gas utilities and their affiliates, industrial customers and marketers throughout these regions, as well as retail distribution customers in Canada. These concentrations of customers may affect our overall credit risk in that risk factors can negatively affect the credit quality of the entire sector. Where exposed to credit risk, we analyze the customers’ financial condition prior to entering into an agreement, establish credit limits and monitor the appropriateness of those limits on an ongoing basis. We also obtain parental guarantees, cash deposits or letters of credit from customers to provide credit support, where appropriate, based on our financial analysis of the customer and the regulatory or contractual terms and conditions applicable to each contract.

21. Commitments and Contingencies

General Insurance

We carry, either directly or through our captive insurance companies, insurance coverages consistent with companies engaged in similar commercial operations with similar type properties. Our insurance program includes (1) commercial general and excess liability insurance for liabilities to third parties for bodily injury and property damage resulting from our operations; (2) workers’ compensation liability coverage to required statutory limits; (3) automobile liability insurance for all owned, non-owned and hired vehicles covering liabilities to third parties for bodily injury and property damage; (4) insurance policies in support of the indemnification provisions of our by-laws; and (5) property insurance, including machinery breakdown, on an all-risk-replacement valued basis, onshore business interruption and extra expense. All coverages are subject to certain deductibles, terms and conditions common for companies with similar types of operations.

Environmental

We are subject to various U.S. federal, state and local laws and regulations, as well as Canadian federal and provincial laws, regarding air and water quality, climate change, hazardous and solid waste disposal and other environmental matters. These laws and regulations can change from time to time, imposing new obligations on us.

Like others in the energy industry, we and our affiliates are responsible for environmental remediation at various contaminated sites. These include some properties that are part of our ongoing operations, sites formerly owned or used by us, and sites owned by third parties. Remediation typically involves management of contaminated soils and may involve groundwater remediation. Managed in conjunction with relevant federal, state/provincial and local agencies, activities vary with site conditions and locations, remedial requirements, complexity and sharing of responsibility. If remediation activities involve statutory joint and several liability provisions, strict liability, or cost recovery or contribution actions, we or our affiliates could potentially be held responsible for contamination caused by other parties. In some instances, we may share liability associated with contamination with other potentially responsible parties, and may also benefit from contractual indemnities that cover some or all cleanup costs. All of these sites generally are managed in the normal course of business or affiliated operations.

Included in Deferred Credits and Other Liabilities—Regulatory and Other on the Consolidated Balance Sheets are undiscounted liabilities related to extended environmental-related activities totaling approximately $6 million as of December 31, 2016 and $8 million as of December 31, 2015. These liabilities represent provisions for costs associated with remediation activities at some of our current and former sites, as well as other environmental contingent liabilities.

Litigation

Litigation and Legal Proceedings. We are involved in legal, tax and regulatory proceedings in various forums arising in the ordinary course of business, including matters regarding contract and payment claims, some of which involve substantial monetary amounts. We have insurance coverage for certain of these losses should they be incurred. We believe that the final disposition of these proceedings will not have a material effect on our consolidated results of operations, financial position or cash flows.

Legal costs related to the defense of loss contingencies are expensed as incurred. We had no material reserves for legal matters related to litigation recorded as of December 31, 2016 or 2015.

Other Commitments and Contingencies

See Note 22 for a discussion of guarantees and indemnifications.

Operating Lease Commitments

We lease assets in various areas of our operations. Consolidated rental expense for operating leases classified in Operating Income was $39 million in 2016, $47 million for 2015 and $38 million for 2014, which is included in Operating, Maintenance and Other on the Consolidated Statements of Operations. The following is a summary of future minimum lease payments under operating leases which at inception had noncancellable terms of more than one year. We had no material capital lease commitments as of December 31, 2016 or 2015.

Long-term Operating Leases
(in millions)
2017	$39
2018	38
2019	38
2020	34
2021	31
Thereafter	151

Total future minimum lease payments	$331

22. Guarantees and Indemnifications

We have various financial guarantees and indemnifications which are issued in the normal course of business. As discussed below, these contracts include financial guarantees, stand-by letters of credit, debt guarantees, surety bonds and indemnifications. We enter into these arrangements to facilitate a commercial transaction with a third party by enhancing the value of the transaction to the third party. To varying degrees, these guarantees involve elements of performance and credit risk, which are not included on our Consolidated Balance Sheets. The possibility of having to perform under these guarantees and indemnifications is largely dependent upon future operations of various subsidiaries, investees and other third parties, or the occurrence of certain future events.

We have issued performance guarantees to customers and other third parties that guarantee the payment and performance of other parties, including certain non-100%-owned entities. In connection with our spin-off from Duke Energy in 2007, certain guarantees that were previously issued by us were assigned to, or replaced by, Duke Energy as guarantor in 2006. For any remaining guarantees of other Duke Energy obligations, Duke Energy has indemnified us against any losses incurred under these guarantee arrangements. The maximum potential amount of future payments we could have been required to make under these performance guarantees as of December 31, 2016 was approximately $406 million, which has been indemnified by Duke Energy as discussed above. One of these outstanding performance guarantees, which has a maximum potential amount of future payment of $201 million, expires in 2028. The remaining guarantees have no contractual expirations.

On December 29, 2016, SEP issued performance guarantees to a third party and an affiliate on behalf of an equity method investee. These guarantees were issued to enable the equity method investee to enter into long-term transportation contracts with the third party. While the likelihood is remote, the maximum potential amount of future payment SEP could have been required to make as of December 31, 2016 was $50 million. These performance guarantees expire in 2032.

We have also issued joint and several guarantees to some of the Duke/Fluor Daniel (D/FD) project owners, guaranteeing the performance of D/FD under its engineering, procurement and construction contracts and other contractual commitments in place at the time of our spin-off from Duke Energy. D/FD is one of the entities transferred to Duke Energy in connection with our spin-off. Substantially all of these guarantees have no contractual expiration and no stated maximum amount of future payments that we could be required to make. Fluor Enterprises Inc., as 50% owner in D/FD, issued similar joint and several guarantees to the same D/FD project owners.

Westcoast, a 100%-owned subsidiary, has issued performance guarantees to third parties guaranteeing the performance of unconsolidated entities, such as equity method investees, and of entities previously sold by Westcoast to third parties. Those guarantees require Westcoast to make payment to the guaranteed third party upon the failure of such unconsolidated or sold entity to make payment under some of its contractual obligations, such as debt agreements, purchase contracts and leases.

On December 30, 2016, in connection with our 50% ownership in DCP Midstream, we agreed to guarantee our portion of the obligations of the joint venture under a $424 million term loan agreement. If DCP Midstream fails to meet its obligations under the credit agreement, our maximum potential total future payments to lenders under the guarantee would be $225 million. The guarantee will terminate upon the payment of all obligations under the credit agreement, which expires in December 2019.

We have entered into various indemnification agreements related to purchase and sale agreements and other types of contractual agreements with vendors and other third parties. These agreements typically cover environmental, litigation and other matters, as well as breaches of representations, warranties and covenants. Typically, claims may be made by third parties for various periods of time, depending on the nature of the claim. Our potential exposure under these indemnification agreements can range from a specified amount, such as the purchase price, to an unlimited dollar amount, depending on the nature of the claim and the particular transaction. We are unable to estimate the total potential amount of future payments under these indemnification agreements due to several factors, such as the unlimited exposure under certain guarantees.

As of December 31, 2016, the amounts recorded for the guarantees and indemnifications described above are not material, both individually and in the aggregate.

23. Issuances of Common Stock

On March 1, 2016, we entered into an equity distribution agreement under which we may sell and issue common stock up to an aggregate offering price of $500 million. The equity distribution agreement allows us to offer and sell common stock at prices deemed appropriate through sales agents. Sales of common stock under the equity distribution agreement will be made by means of ordinary brokers’ transactions through the facilities of the NYSE, in block transactions, or as otherwise agreed upon by one or more of the sales agents and us. We intend to use the net proceeds from sales under this at-the-market program for general corporate purposes, including investments in subsidiaries to fund capital expenditures. We issued approximately 12.9 million of common shares to the public under this program, for total net proceeds of $383 million through December 31, 2016.

In April 2016, we issued 16.1 million common shares to the public for net proceeds of approximately $479 million. Net proceeds from the offering were used to purchase approximately 10.4 million common units in SEP. SEP used the proceeds from our unit purchase for general corporate purposes, including the funding of its current expansion capital plan.

24. Effects of Changes in Noncontrolling Interests Ownership

The following table presents the effects of changes in our ownership interests in non-100%-owned consolidated subsidiaries:

	2016	2015	2014
		(in millions)
Net income—controlling interests	$693	$196	$1,082
Increase (decrease) in additional paid-in capital resulting from issuances/retirements of SEP units (a)	31	(105)	49

Total net income—controlling interests and changes in equity—controlling interests	$724	$91	$1,131

(a)	See Note 2 for further discussion.

25. Stock-Based Compensation

The Spectra Energy Corp 2007 Long-Term Incentive Plan (the 2007 LTIP), as amended and restated, provides for the granting of stock options, restricted and unrestricted stock awards and units, and other equity-based awards, to employees and other key individuals who perform services for us. A maximum of 53 million shares of common stock may be awarded under the 2007 LTIP.

Restricted, performance and phantom awards granted under the 2007 LTIP typically become 100% vested on the three-year anniversary of the grant date. Equity-classified and liability-classified stock-based compensation cost is measured at the grant date based on the fair value of the award. Liability-classified stock-based compensation cost is re-measured at each reporting period until settlement. Related compensation expense is recognized over the requisite service period, which generally begins on the date the award is granted through the earlier of the date the award becomes vested, the date the employee becomes retirement-eligible, or the date the market or performance condition is met.

Options granted under the 2007 LTIP are issued with exercise prices equal to the fair market value of our common stock on the grant date, have ten-year terms and vest ratably over a three-year term. Compensation expense related to stock options is recognized over the requisite service period. The requisite service period for stock options is the same as the vesting period, with the exception of retirement eligible employees, who have shorter requisite service periods ending when the employees become retirement eligible. We issue new shares upon exercising or vesting of share-based awards. The Black-Scholes option-pricing model is used to estimate the fair value of options at grant date.

We recorded pre-tax stock-based compensation expense as follows, the components of which are described further below:

	2016	2015	2014
		(in millions)
Phantom awards	$25	$11	$14
Performance awards	27	18	13
Stock Options	1	—	—

Total	$53	$29	$27

The tax benefit in Net Income associated with the recorded stock-based compensation expense was $10 million in 2016 and $7 million in both 2015 and 2014. We recognized tax benefits from stock-based compensation cost of approximately $11 million in 2016, $1 million in 2015 and $3 million in 2014 in Additional Paid-in Capital.

Awards Activity

	Performance Awards		Phantom Awards
	Units	Weighted Average Grant Date Fair Value	Units	Weighted Average Grant Date Fair Value
	(thousands)		(thousands)
Outstanding at December 31, 2015	1,702	$39	1,212	$28
Granted	594	53	543	29
Vested	(687)	38	(504)	32
Forfeited	(259)	37	(51)	27

Outstanding at December 31, 2016	1,350	49	1,200	39

Awards expected to vest	1,302	49	1,168	39

Performance Awards

Under the 2007 LTIP, we can also grant stock-based performance awards. The performance awards generally vest over three years at the earliest, if performance metrics are met. There were no liability-classified awards outstanding in 2016. The 2015 and 2014 liability-classified awards were settled in cash at vesting. We granted 593,600 equity-classified awards during 2016, 564,300 during 2015 and 557,100 during 2014, with fair values of $31 million, $27 million, and $26 million, respectively. We did not grant liability-classified awards during 2016, 2015 or 2014. Of the unvested and outstanding performance awards granted, 1,350,249 awards contain market conditions based on the total shareholder return of Spectra Energy common stock relative to a pre-defined peer group. The equity-classified and liability-classified awards with market conditions are valued using the Monte Carlo valuation method. The liability-classified awards are remeasured at each reporting period until settlement.

Weighted-Average Assumptions for Stock-Based Performance Awards

	2016	2015	2014
Risk-free rate of return	0.9%	1.1%	0.7%
Expected life	3 years	3 years	3 years
Expected volatility—Spectra Energy	24%	18%	20%
Expected volatility—peer group	19%-69%	13%-27%	14%–32%

The risk-free rate of return was determined based on a yield of three-year U.S. Treasury bonds on the grant date. The expected volatility was established based on historical volatility over three years using daily stock price observations. Because the award payout includes dividend equivalents, no dividend yield assumption is required.

The total fair value of the shares vested was $26 million in 2016, less than $1 million in 2015 and $20 million in 2014. As of December 31, 2016, we expect to recognize $27 million of future compensation cost related to outstanding performance awards over a weighted-average period of less than 2 years.

Phantom Awards

Under the 2007 LTIP, we can also grant stock-based phantom awards. The phantom awards generally vest over three years. The liability-classified awards will be settled in cash at vesting. We awarded 240,610 equity-classified awards to our employees in 2016, 39,200 in 2015 and 101,500 in 2014, with fair values of $7 million, $1 million and $4 million, respectively. We awarded 302,150 liability-classified awards to our employees in 2016 and 356,100 in 2015 and 353,000 in 2014, with fair values of $9 million in 2016 and $13 million in both 2015 and 2014. The liability-classified awards are remeasured at each reporting period until settlement.

The total fair value of the shares vested was $16 million in 2016, $13 million in 2015 and $11 million in 2014. As of December 31, 2016, we expect to recognize $17 million of future compensation cost related to phantom awards over a weighted-average period of less than two years.

Stock Option Activity

	Options	Weighted- Average Exercise Price	Weighted- Average Remaining Life	Aggregate Intrinsic Value
	(in thousands)		(in years)	(in millions)
Outstanding at December 31, 2015	958	$26	1.2	$—
Granted	925	28
Exercised	(875)	26
Forfeited or expired	(33)	28

Outstanding at December 31, 2016	975	28	8.4	13

Exercisable at December 31, 2016	86	26	0.5	1

We awarded 925,300 non-qualified stock options to employees during 2016, with a fair value of $2 million. We did not award any non-qualified stock options to employees during 2015 or 2014.

Weighted-Average Assumptions for Option Pricing

2016
Risk-free rate of return	1.4%
Expected life	6 years
Expected volatility	22.7%
Expected dividend yield	5.7%

The risk-free rate of return was determined based on a yield curve of U.S. Treasury rates ranging from six months to ten years and a period commensurate with the expected life of the options granted. The expected volatility was established based on historical volatility over six years using daily stock price observations. The expected dividend yield was determined based on the most recent annual dividend and the stock price at the time of grant.

The total intrinsic value of options exercised was $11 million in 2016, $1 million in 2015 and $6 million in 2014. Cash received by us from options exercised was $22 million in 2016, $3 million in 2015 and $11 million in 2014. As of December 31, 2016, we expect to recognize $1 million of future compensation costs related to these stock options over a weighted average period of less than two years.

26. Employee Benefit Plans

Retirement Plans. We have a qualified non-contributory defined benefit (DB) retirement plan for U.S. employees (U.S. Qualified Pension Plan). This plan covers U.S. employees using a cash balance formula. Under a cash balance formula, a plan participant accumulates a retirement benefit consisting of pay credits that are based upon a percentage (which may vary with age and years of service) of current eligible earnings and current interest credits.

We also maintain non-qualified, non-contributory, unfunded defined benefit plans (U.S. Non-Qualified Pension Plans) which cover certain current and former U.S. executives. The U.S. Non-Qualified Pension Plans have no plan assets. There are other non-qualified plans such as savings and deferred compensation plans which cover certain current and former U.S. executives. Pursuant to trust agreements, Spectra Energy has set aside funds for certain of the above non-qualified plans in several trusts. Although these funds are restrictive in nature, they remain a component of our general assets and are subject to the claims of creditors. These trust funds totaling $64 million as of December 31, 2016 and $18 million as of December 31, 2015, invested in money market funds and valued using a Level 1 hierarchy level, are considered AFS securities and are classified as Investments and Other Assets—Other on the Consolidated Balance Sheets.

In addition, our Westcoast subsidiary maintains qualified and non-qualified, contributory and non-contributory DB (Canadian Qualified Pension Plan and Canadian Non-Qualified Pension Plan, respectively) and defined contribution (Canadian DC) retirement plans covering substantially all employees of our Canadian operations. The DB plans provide retirement benefits based on each plan participant’s years of service and final average earnings. Under the Canadian DC plan, company contributions are determined according to the terms of the plan and based on each plan participant’s age, years of service and current eligible earnings. We also provide non-qualified DB supplemental pensions to all employees who retire under a DB qualified pension plan and whose pension is limited by the maximum pension limits under the Income Tax Act (Canada). We report our Canadian benefit plans separate from the U.S. plans due to differences in actuarial assumptions.

Our policy is to fund our retirement plans, where applicable, on an actuarial basis to provide assets sufficient to meet benefits to be paid to plan participants or as required by legislation or plan terms. We made contributions to our U.S. Qualified and Non-Qualified Pension Plans of $22 million in both 2016 and 2015 and $21 million in 2014. We made total contributions to our Canadian Qualified and Non-Qualified Pension Plans of $17 million in 2016, $22 million in 2015 and $36 million in 2014. Contributions of $8 million in both 2016 and 2015 and $9 million in 2014 were made to our Canadian DC plan. We anticipate that in 2017 we will make total contributions of approximately $2 million to the U.S. Qualified and Non-Qualified Pension Plans, approximately $24 million to the Canadian Qualified and Non-Qualified Pension Plans and approximately $8 million to the Canadian DC Plan.

Actuarial gains and losses are amortized over the average remaining service period of active employees. The average remaining service period of active employees covered by the U.S. Qualified and Non-Qualified Pension Plans is 11 years. The average remaining service periods of active employees covered by the Canadian Qualified and Non-Qualified Pension Plans is 13 years. We determine the market-related value of plan assets using a calculated value that recognizes changes in fair value of the plan assets over five years for the U.S. plans and over three years for the Canadian plans.

Qualified and Non-Qualified Pension Plans

Change in Projected Benefit Obligation and Change in Fair Value of Plan Assets

	U.S.		Canada
	2016	2015	2016	2015
	(in millions)
Change in Projected Benefit Obligation
Projected benefit obligation, beginning of period	$571	$586	$1,034	$1,202
Service cost	19	19	28	28
Interest cost	25	24	43	43
Actuarial loss (gain)	21	(18)	30	(3)
Participant contributions	—	—	5	5
Benefits paid	(41)	(40)	(48)	(47)
Settlement effect	—	—	(13)	—
Foreign currency translation effect	—	—	31	(194)

Projected benefit obligation, end of period	595	571	1,110	1,034

Change in Fair Value of Plan Assets
Plan assets, beginning of period	532	551	908	1,050
Actual return on plan assets	41	(1)	55	52
Benefits paid	(41)	(40)	(48)	(47)
Employer contributions	22	22	17	22
Plan participants’ contributions	—	—	5	5
Expected non-investment expenses	—	—	(3)	(3)
Settlement effect	—	—	(11)	—
Foreign currency translation effect	—	—	26	(171)

Plan assets, end of period	554	532	949	908

Net amount recognized	$(41)	$(39)	$(161)	$(126)

Accumulated Benefit Obligation	$569	$549	$1,041	$967

	U.S.		Canada
	2016	2015	2016	2015
	(in millions)
Net amount recognized
Current Liabilities—Other	$(2)	$(2)	$(6)	$(5)
Deferred Credits and Other Liabilities—Regulatory and Other	(39)	(37)	(175)	(142)
Investments and Other Assets—Other	—	—	20	21

Total net amount recognized	$(41)	$(39)	$(161)	$(126)

The tables above include certain nonqualified pension plans that are unfunded. Those U.S. plans had projected benefit obligations of $24 million at December 31, 2016 and $23 million at December 31, 2015. Those Canadian plans had projected benefit obligations of $112 million at December 31, 2016 and $103 million at December 31, 2015.

At December 31, 2016, U.S. plans with accumulated benefit obligations in excess of plan assets had projected benefit obligations of $24 million, accumulated benefit obligations of $21 million and no plan assets. Canadian plans with accumulated benefit obligations in excess of plan assets had projected benefit obligations of $811 million, accumulated benefit obligations of $748 million and plan assets with a fair value of $631 million.

Amounts Recognized in Accumulated Other Comprehensive Income

	U.S.		Canada
	December 31,		December 31,
	2016	2015	2016	2015
	(in millions)
Net actuarial loss	$167	$156	$348	$330
Prior service cost	—	—	3	5

Total amount recognized in AOCI	$167	$156	$351	$335

Components of Net Periodic Pension Costs

	U.S.			Canada
	2016	2015	2014	2016	2015	2014
	(in millions)
Net Periodic Pension Cost
Service cost benefit earned	$19	$19	$19	$31	$31	$29
Interest cost on projected benefit obligation	25	24	24	43	43	52
Expected return on plan assets	(39)	(42)	(39)	(64)	(65)	(69)
Amortization of prior service cost	—	—	—	1	1	2
Amortization of loss	7	10	13	18	25	22
Curtailment effect	—	—	—	1	—	—
Settlement effect	—	—	—	1	—	—

Net periodic pension cost	12	11	17	31	35	36

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Current year actuarial loss	18	25	8	39	10	93
Amortization of actuarial loss	(7)	(10)	(13)	(18)	(25)	(22)
Amortization of prior service credit	—	—	—	(1)	(1)	(2)
Curtailment effect	—	—	—	(1)	—	—
Settlement effect	—	—	—	(3)	—	—

Total recognized in other comprehensive income	11	15	(5)	16	(16)	69

Total Recognized in Net Periodic Pension Cost and Other Comprehensive Income	$23	$26	$12	$47	$19	$105

In 2017, approximately $8 million of actuarial losses for the U.S. plans and $16 million for the Canadian plans will be amortized from AOCI on the Consolidated Balance Sheets into net periodic pension cost, and approximately $1 million of prior service credits will be amortized from AOCI into net periodic pension costs for the Canadian plans.

Assumptions Used for Pension Benefits Accounting

	U.S.			Canada
	2016	2015	2014	2016	2015	2014
Benefit Obligations
Discount rate	4.11%	4.58%	4.10%	3.81%	4.03%	4.00%
Salary increase	4.00	4.00	4.00	3.00	3.00	3.25
Net Periodic Benefit Cost
Discount rate	4.58	4.10	4.31	4.03	4.00	4.81
Salary increase	4.00	4.00	4.61	3.00	3.25	3.25
Expected long-term rate of return on plan assets	7.50	8.00	8.00	7.15	7.40	7.40

The discount rates used to determine the benefit obligations are the rates at which the benefit obligations could be effectively settled. The discount rates for our U.S. and Canadian plans are developed from yields on available high-quality bonds in each country and reflect each plan’s expected cash flows.

The long-term rates of return for the U.S. and Canadian plan assets as of December 31, 2016 were developed using weighted-average calculations of expected returns based primarily on future expected returns across classes considering the use of active asset managers applied against the U.S. and Canadian plans’ respective targeted asset mix.

Qualified Pension Plan Assets

	U.S.			Canada
	Target Allocation	December 31,		Target Allocation	December 31,
Asset Category		2016	2015		2016	2015
U.S. equity securities	23%	22%	22%	15%	16%	18%
Canadian equity securities	—	—	—	23	28	24
Other equity securities	10	9	10	15	15	13
Fixed income securities	57	58	57	39	41	45
Other investments	10	11	11	8	—	—

Total	100%	100%	100%	100%	100%	100%

Pension plan assets are maintained in master trusts in both the U.S. and Canada. The investment objective of the master trusts is to achieve reasonable returns on trust assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for plan participants. The asset allocation targets were set after considering the investment objective and the risk profile with respect to the trusts. Equities are held for their high expected return. Other equity and fixed income securities are held for diversification. Investments within asset classes are diversified to achieve broad market participation and reduce the effects of individual managers or investments. We regularly review our actual asset allocation and periodically rebalance our investments to the targeted allocation when considered appropriate.

The following table summarizes the fair values of pension plan assets recorded at each fair value hierarchy level, as determined in accordance with the valuation techniques described in Note 19:

	U.S.				Canada
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(in millions)
December 31, 2016
Cash and cash equivalents	$3	$3	$—	$—	$3	$3	$—	$—
Equity securities	171	171	—	—	561	266	295	—
Fixed income securities	317	317	—	—	385	385	—	—
Other	63	—	—	63	—	—	—	—

Total	$554	$491	$—	$63	$949	$654	$295	$—

December 31, 2015
Cash and cash equivalents	$2	$2	$—	$—	$3	$3	$—	$—
Equity securities	171	171	—	—	501	221	280	—
Fixed income securities	304	304	—	—	404	404	—	—
Other	55	—	—	55	—	—	—	—

Total	$532	$477	$—	$55	$908	$628	$280	$—

The following presents changes in Level 3 assets that are measured at fair value on a recurring basis using significant unobservable inputs:

	U.S.
	2016	2015
	(in millions)
Fair value, beginning of period	$55	$53
Gain included in other comprehensive income	8	2

Fair value, end of period	$63	$55

Expected Benefit Payments

	U.S.	Canada
	(in millions)
2017	$104	$49
2018	46	51
2019	48	53
2020	47	55
2021	49	57
Thereafter	231	313

Other Post-Retirement Benefit Plans

U.S. Other Post-Retirement Benefits. We provide certain health care and life insurance benefits for retired employees on a contributory and non-contributory basis. Employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans.

These benefit costs are accrued over an employee’s active service period to the date of full benefits eligibility. Actuarial gains and losses are amortized over the average remaining service period of the active employees of 14 years. We determine the market-related value of the plan assets using a calculated value that recognizes changes in fair value of the plan assets over five years for the U.S. plans.

Canadian Other Post-Retirement Benefits. We provide health care and life insurance benefits for retired employees on a non-contributory basis for our Canadian operations predominantly under defined contribution plans. Employees are eligible for these benefits if they have met age and service requirements at retirement, as defined in the plans. The Canadian plans are not funded.

Other Post-Retirement Benefit Plans—Change in Projected Benefit Obligation and Fair Value of Plan Assets

	U.S.		Canada
	2016	2015	2016	2015
	(in millions)
Change in Benefit Obligation
Accumulated post-retirement benefit obligation, beginning of period	$166	$172	$107	$133
Service cost	1	1	3	4
Interest cost	8	7	4	5
Plan participants’ contributions	3	3	—	—
Actuarial loss (gain)	4	1	(5)	(11)
Medicare subsidy receivable	1	2	—	—
Benefits paid	(18)	(20)	(4)	(4)
Plan change	10	—	—	—
Curtailment effect	—	—	(1)	—
Foreign currency translation effect	—	—	4	(20)

Accumulated post-retirement benefit obligation, end of period	175	166	108	107

Change in Fair Value of Plan Assets
Plan assets, beginning of period	88	92	—	—
Actual return on plan assets	5	1	—	—
Benefits paid	(18)	(20)	(4)	(4)
Employer contributions	1	12	4	4
Plan participants’ contributions	3	3	—	—

Plan assets, end of period	79	88	—	—

Net amount recognized (a)	$(96)	$(78)	$(108)	$(107)

(a)	Recognized primarily in Deferred Credits and Other Liabilities—Regulatory and Other in the Consolidated Balance Sheets.

Other Post-Retirement Benefit Plans—Amounts Recognized in Accumulated Other Comprehensive Income

	U.S.		Canada
	December 31,		December 31,
	2016	2015	2016	2015
	(in millions)
Prior service cost (credit)	$9	$—	$(2)	$(3)
Net actuarial loss (gain)	7	3	(4)	1

Total amount recognized in AOCI	$16	$3	$(6)	$(2)

In 2017, $1 million of prior service costs will be amortized from AOCI into net periodic pension costs for the U.S. plans and approximately $1 million for the Canadian plans.

	U.S.			Canada
	2016	2015	2014	2016	2015	2014
	(in millions)
Other Post-Retirement Benefit Plans—Components of Net Periodic Benefit Cost
Service cost benefit earned	$1	$1	$1	$3	$4	$4
Interest cost on accumulated post-retirement benefit obligation	8	7	8	4	5	6
Expected return on plan assets	(5)	(6)	(5)	—	—	—
Amortization of prior service cost (credit)	1	—	—	(1)	(1)	(1)
Amortization of loss	—	—	1	—	—	—
Curtailment effect	—	—	—	(1)	—	—

Net periodic other post-retirement benefit cost	5	2	5	5	8	9

Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income
Net prior service cost	10	—	—	—	—	—
Current year actuarial loss (gain)	4	7	(9)	(5)	(11)	6
Amortization of actuarial loss	—	—	(1)	—	—	—
Amortization of prior service cost (credit)	(1)	—	—	1	1	1

Total recognized in other comprehensive income	13	7	(10)	(4)	(10)	7

Total recognized in net periodic benefit cost and other comprehensive income	$18	$9	$(5)	$1	$(2)	$16

Other Post-Retirement Benefits Plans—Assumptions Used for Benefits Accounting

	U.S.			Canada
	2016	2015	2014	2016	2015	2014
Benefit Obligations
Discount rate	4.05%	4.53%	4.08%	3.81%	4.03%	4.00%
Salary increase	4.00	4.00	4.00	3.00	3.00	3.25
Net Periodic Benefit Cost
Discount rate	4.53	4.08	4.46	4.03	4.00	4.83
Salary increase	4.00	4.00	4.61	3.00	3.25	3.25
Expected return on plan assets	6.33	6.83	6.98	N/A	N/A	N/A

The discount rates used to determine the post-retirement obligations are the rates at which the benefit obligations could be effectively settled. The discount rates for our U.S. and Canadian plans are developed from yields on available high-quality bonds in each country and reflect each plan’s expected cash flows.

Assumed Health Care Cost Trend Rates

	U.S.		Canada
	2016	2015	2016	2015
Health care cost trend rate assumed for next year	7.00%	7.00%	5.00%	5.50%
Rate to which the cost trend is assumed to decline	5.00%	5.00%	5.00%	5.00%
Year that the rate reaches the ultimate trend rate	2021	2020	2017	2017

Sensitivity to Changes in Assumed Health Care Cost Trend Rates

	U.S.		Canada
	1% Point Increase	1% Point Decrease	1% Point Increase	1% Point Decrease
	(in millions)
Effect on total service and interest costs	$—	$—	$1	$—
Effect on post-retirement benefit obligations	8	(7)	5	(4)

Other Post-Retirement Plan Assets

	U.S.
	December 31,
Asset Category	2016	2015
Cash and cash equivalents	5%	3%
Equity securities	39	45
Fixed income securities	48	46
Other assets	8	6

Total	100%	100%

A portion of our other post-retirement plan assets is maintained within the U.S. master trust discussed under the pension plans above. We invest other post-retirement plan assets in the Spectra Energy Corp Employee Benefits Trust (VEBA I) and the Spectra Energy Corp Post-Retirement Medical Benefits Trust (VEBA II). The investment objective of the VEBAs is to achieve sufficient returns on trust assets, subject to a prudent level of portfolio risk, for the purpose of promoting the security of plan benefits for participants. The VEBA trusts are passively managed.

The asset allocation table above includes the other post-retirement benefit assets held in the master trusts, VEBA I and VEBA II.

The following table summarizes the fair values of the other post-retirement plan assets recorded at each fair value hierarchy level as determined in accordance with the valuation techniques described in Note 19:

	U.S.
	VEBA I and VEBA II Trusts				Master Trust
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
	(in millions)
December 31, 2016
Cash and cash equivalents	$4	$4	$—	$—	$—	$—	$—	$—
Equity securities	16	—	16	—	15	15	—	—
Fixed income securities	10	—	10	—	28	28	—	—
Other investments	—	—	—	—	6	—	—	6

Total	$30	$4	$26	$—	$49	$43	$—	$6

December 31, 2015
Cash and cash equivalents	$3	$3	$—	$—	$—	$—	$—	$—
Equity securities	24	—	24	—	15	15	—	—
Fixed income securities	14	—	14	—	26	26	—	—
Other investments	—	—	—	—	5	—	—	5

Total	$41	$3	$38	$—	$46	$41	$—	$5

The following presents changes in Level 3 assets that are measured at fair value on a recurring basis using significant unobservable inputs:

	U.S.
	2016	2015
	(in millions)
Fair value, beginning of period	$5	$4
Unrealized gain included in other comprehensive income	1	1

Fair value, end of period	$6	$5

Other Post-Retirement Benefit Plans—Payments and Receipts

We expect to make future benefit payments, which reflect expected future service, as appropriate. As our plans provide benefits that are actuarially equivalent to the benefits received by Medicare recipients, we expect to receive future subsidies under Medicare Part D. The following benefit payments and subsidies are expected to be paid (or received) over each of the next five years and thereafter.

	Benefit Payments		Medicare Part D Subsidy Receipts
	U.S.	Canada	U.S.
	(in millions)
2017	$16	$4	$(2)
2018	16	4	(2)
2019	16	4	(2)
2020	15	4	(2)
2021	15	5	(2)
Thereafter	63	26	(8)

We anticipate making contributions of $3 million to the U.S. plans and $4 million to the Canadian plans in 2017.

Retirement/Savings Plan

In addition to the retirement plans discussed above, we also have defined contribution employee savings plans available to both U.S. and Canadian employees. Employees may participate in a matching contribution where we match a certain percentage of before-tax employee contributions of up to 6% of eligible pay per pay period for U.S. employees and up to 5% of eligible pay per pay period for Canadian employees. We expensed pre-tax employer matching contributions of $15 million in 2016, 2015 and 2014 for U.S employees. We expensed $12 million in 2016 and $13 million in 2015 and 2014 for Canadian employees.

27. Condensed Consolidating Financial Information

Spectra Energy Corp has agreed to fully and unconditionally guarantee the payment of principal and interest under all series of notes outstanding under the Senior Indenture of Spectra Capital, a 100%-owned, consolidated subsidiary. In accordance with the Securities and Exchange Commission (SEC) rules, the following condensed consolidating financial information is presented. The information shown for Spectra Energy Corp and Spectra Capital is presented utilizing the equity method of accounting for investments in subsidiaries, as required. The non-guarantor subsidiaries column represents all consolidated subsidiaries of Spectra Capital. This information should be read in conjunction with our accompanying Consolidated Financial Statements and notes thereto.

Spectra Energy Corp

Condensed Consolidating Statement of Operations

Year Ended December 31, 2016

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total operating revenues	$—	$—	$4,919	$(3)	$4,916
Total operating expenses	7	4	3,323	(3)	3,331
Loss on sales of other assets and other, net	—	—	(26)	—	(26)

Operating income (loss)	(7)	(4)	1,570	—	1,559
Earnings from equity investments	—	—	97	—	97
Equity in earnings of consolidated subsidiaries	671	1,166	—	(1,837)	—
Other income and expenses, net	1	—	173	—	174
Interest expense	—	236	358	—	594

Earnings before income taxes	665	926	1,482	(1,837)	1,236
Income tax expense (benefit)	(28)	255	(11)	—	216

Net income	693	671	1,493	(1,837)	1,020
Net income—noncontrolling interests	—	—	327	—	327

Net income—controlling interests	$693	$671	$1,166	$(1,837)	$693

Spectra Energy Corp

Condensed Consolidating Statement of Operations

Year Ended December 31, 2015

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total operating revenues	$—	$—	$5,237	$(3)	$5,234
Total operating expenses	6	(4)	3,806	(3)	3,805
Gain on sales of other assets and other, net	—	—	4	—	4

Operating income (loss)	(6)	4	1,435	—	1,433
Loss from equity investments	—	—	(290)	—	(290)
Equity in earnings of consolidated subsidiaries	161	573	—	(734)	—
Other income and expenses, net	—	1	113	—	114
Interest expense	—	244	392	—	636

Earnings before income taxes	155	334	866	(734)	621
Income tax expense (benefit)	(41)	173	29	—	161

Net income	196	161	837	(734)	460
Net income—noncontrolling interests	—	—	264	—	264

Net income—controlling interests	$196	$161	$573	$(734)	$196

Spectra Energy Corp

Condensed Consolidating Statement of Operations

Year Ended December 31, 2014

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Total operating revenues	$—	$—	$5,906	$(3)	$5,903
Total operating expenses	6	1	3,974	(3)	3,978
Loss on sales of other assets and other, net	—	—	(1)	—	(1)

Operating income (loss)	(6)	(1)	1,931	—	1,924
Earnings from equity investments	—	—	361	—	361
Equity in earnings of consolidated subsidiaries	1,054	1,651	—	(2,705)	—
Other income and expenses, net	(2)	9	52	—	59
Interest expense	—	253	426	—	679

Earnings before income taxes	1,046	1,406	1,918	(2,705)	1,665
Income tax expense (benefit)	(36)	352	66	—	382

Net income	1,082	1,054	1,852	(2,705)	1,283
Net income—noncontrolling interests	—	—	201	—	201

Net income—controlling interests	$1,082	$1,054	$1,651	$(2,705)	$1,082

Spectra Energy Corp

Condensed Consolidating Statements of Comprehensive Income

(In millions)

	Spectra Energy Corp	Spectra Capital	Non- Guarantor Subsidiaries	Eliminations	Consolidated
Year Ended December 31, 2016
Net income	$693	$671	$1,493	$(1,837)	$1,020
Other comprehensive income (loss)	(15)	—	141	—	126

Total comprehensive income, net of tax	678	671	1,634	(1,837)	1,146
Less: comprehensive income—noncontrolling interests	—	—	330	—	330

Comprehensive income—controlling interests	$678	$671	$1,304	$(1,837)	$816

Year Ended December 31, 2015
Net income	$196	$161	$837	$(734)	$460
Other comprehensive income (loss)	(14)	1	(931)	—	(944)

Total comprehensive income (loss), net of tax	182	162	(94)	(734)	(484)
Less: comprehensive income—noncontrolling interests	—	—	251	—	251

Comprehensive income (loss)—controlling interests	$182	$162	$(345)	$(734)	$(735)

Year Ended December 31, 2014
Net income	$1,082	$1,054	$1,852	$(2,705)	$1,283
Other comprehensive income (loss)	9	1	(596)	—	(586)

Total comprehensive income, net of tax	1,091	1,055	1,256	(2,705)	697
Less: comprehensive income—noncontrolling interests	—	—	194	—	194

Comprehensive income—controlling interests	$1,091	$1,055	$1,062	$(2,705)	$503

Spectra Energy Corp

Condensed Consolidating Balance Sheet

December 31, 2016

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$10	$295	$—	$305
Receivables—consolidated subsidiaries	2	—	2	(4)	—
Notes receivable—current—consolidated subsidiaries	—	—	388	(388)	—
Receivables—other	1	1	1,001	—	1,003
Other current assets	16	2	446	—	464

Total current assets	19	13	2,132	(392)	1,772
Investments in and loans to unconsolidated affiliates	—	—	2,780	—	2,780
Investments in consolidated subsidiaries	8,403	18,579	—	(26,982)	—
Advances receivable—consolidated subsidiaries	—	720	—	(720)	—
Notes receivable—consolidated subsidiaries	—	—	2,800	(2,800)	—
Goodwill	—	—	4,181	—	4,181
Other assets	86	18	289	—	393
Net property, plant and equipment	—	—	26,208	—	26,208
Regulatory assets and deferred debits	3	10	1,495	—	1,508

Total Assets	$8,511	$19,340	$39,885	$(30,894)	$36,842

Accounts payable	$3	$2	$823	$—	$828
Accounts payable—consolidated subsidiaries	—	4	—	(4)	—
Commercial paper	—	631	822	—	1,453
Short-term borrowings—consolidated subsidiaries	—	388	—	(388)	—
Taxes accrued	2	—	84	—	86
Current maturities of long-term debt	—	—	551	—	551
Other current liabilities	92	51	844	—	987

Total current liabilities	97	1,076	3,124	(392)	3,905
Long-term debt	—	2,886	10,738	—	13,624
Advances payable—consolidated subsidiaries	499	—	221	(720)	—
Notes payable—consolidated subsidiaries	—	2,800	—	(2,800)	—
Deferred credits and other liabilities	758	4,175	2,279	—	7,212
Preferred stock of subsidiaries	—	—	562	—	562
Equity
Controlling interests	7,157	8,403	18,579	(26,982)	7,157
Noncontrolling interests	—	—	4,382	—	4,382

Total equity	7,157	8,403	22,961	(26,982)	11,539

Total Liabilities and Equity	$8,511	$19,340	$39,885	$(30,894)	$36,842

Spectra Energy Corp

Condensed Consolidating Balance Sheet

December 31, 2015

(In millions)

	Spectra Energy Corp	Spectra Capital	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash and cash equivalents	$—	$1	$212	$—	$213
Receivables—consolidated subsidiaries	15	6	13	(34)	—
Notes receivable—current—consolidated subsidiaries	—	—	387	(387)	—
Receivables—other	2	—	804	—	806
Other current assets	25	—	604	—	629

Total current assets	42	7	2,020	(421)	1,648
Investments in and loans to unconsolidated affiliates	—	—	2,592	—	2,592
Investments in consolidated subsidiaries	13,919	19,161	—	(33,080)	—
Advances receivable—consolidated subsidiaries	—	5,273	1,326	(6,599)	—
Notes receivable—consolidated subsidiaries	—	—	2,800	(2,800)	—
Goodwill	—	—	4,154	—	4,154
Other assets	41	27	242	—	310
Net property, plant and equipment	—	—	22,918	—	22,918
Regulatory assets and deferred debits	3	3	1,295	—	1,301

Total Assets	$14,005	$24,471	$37,347	$(42,900)	$32,923

Accounts payable	$2	$3	$506	$—	$511
Accounts payable—consolidated subsidiaries	4	28	2	(34)	—
Commercial paper	—	481	631	—	1,112
Short-term borrowings—consolidated subsidiaries	—	387	—	(387)	—
Taxes accrued	5	—	73	—	78
Current maturities of long-term debt	—	—	652	—	652
Other current liabilities	102	48	889	—	1,039

Total current liabilities	113	947	2,753	(421)	3,392
Long-term debt	—	2,891	10,001	—	12,892
Advances payable—consolidated subsidiaries	6,599	—	—	(6,599)	—
Notes payable—consolidated subsidiaries	—	2,800	—	(2,800)	—
Deferred credits and other liabilities	767	3,914	2,087	—	6,768
Preferred stock of subsidiaries	—	—	339	—	339
Equity
Controlling interests	6,526	13,919	19,161	(33,080)	6,526
Noncontrolling interests	—	—	3,006	—	3,006

Total equity	6,526	13,919	22,167	(33,080)	9,532

Total Liabilities and Equity	$14,005	$24,471	$37,347	$(42,900)	$32,923

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2016

(In millions)

	Spectra Energy Corp (a)	Spectra Capital (a)	Non-Guarantor Subsidiaries (a)	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$693	$671	$1,493	$(1,837)	$1,020
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	799	—	799
Loss on sales of other assets and other, net	—	—	26	—	26
Earnings from equity investments	—	—	(97)	—	(97)
Equity in earnings of consolidated subsidiaries	(671)	(1,166)	—	1,837	—
Distributions from equity investments	—	—	111	—	111
Other	(51)	268	(50)	—	167

Net cash provided by (used in) operating activities	(29)	(227)	2,282	—	2,026

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(3,623)	—	(3,623)
Investments in and loans to unconsolidated affiliates	—	—	(251)	—	(251)
Purchase of intangible, net	—	—	(80)	—	(80)
Dispositions	—	—	207	—	207
Purchases of held-to-maturity securities	—	—	(633)	—	(633)
Proceeds from sales and maturities of held-to-maturity securities	—	—	670	—	670
Purchases of available-for-sale securities	—	—	(738)	—	(738)
Proceeds from sales and maturities of available-for-sale securities	—	—	735	—	735
Distributions from equity investments	—	—	50	—	50
Advances from (to) affiliates	(50)	118	—	(68)	—
Distribution to equity investment	—	—	(148)	—	(148)
Other changes in restricted funds	—	—	(20)	—	(20)
Other	—	—	1	—	1

Net cash provided by (used in) investing activities	(50)	118	(3,830)	(68)	(3,830)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	—	1,183	—	1,183
Payments for the redemption of long-term debt	—	—	(652)	—	(652)
Net increase in commercial paper	—	150	169	—	319
Distributions to noncontrolling interests	—	—	(246)	—	(246)
Contributions from noncontrolling interests	—	—	743	—	743
Proceeds from the issuances of Spectra Energy common stock	879	—	—	—	879
Proceeds from the issuance of SEP common units	—	—	579	—	579
Proceeds from the issuance of Westcoast preferred stock	—	—	229	—	229
Dividends paid on common stock	(1,127)	—	—	—	(1,127)
Distributions and advances from (to) affiliates	316	(23)	(361)	68	—
Other	11	(9)	(19)	—	(17)

Net cash provided by financing activities	79	118	1,625	68	1,890

Effect of exchange rate changes on cash	—	—	6	—	6

Net increase in cash and cash equivalents	—	9	83	—	92
Cash and cash equivalents at beginning of period	—	1	212	—	213

Cash and cash equivalents at end of period	$—	$10	$295	$—	$305

(a)	Excludes the effects of $6,416 million of non-cash equitizations of advances receivable owed to Spectra Capital and Spectra Energy Corp.

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2015

(In millions)

	Spectra Energy Corp	Spectra Capital	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$196	$161	$837	$(734)	$460
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	778	—	778
Impairment charges	—	—	349	—	349
Gain on sales of other assets and other, net	—	—	(4)	—	(4)
Earnings from equity investments	—	—	290	—	290
Equity in earnings of consolidated subsidiaries	(161)	(573)	—	734	—
Distributions from equity investments	—	—	161	—	161
Other	187	33	(7)	—	213

Net cash provided by (used in) operating activities	222	(379)	2,404	—	2,247

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(2,848)	—	(2,848)
Investments in and loans to unconsolidated affiliates	—	—	(124)	—	(124)
Purchases of held-to-maturity securities	—	—	(668)	—	(668)
Proceeds from sales and maturities of held-to-maturity securities	—	—	695	—	695
Purchases of available-for-sale securities	—	—	(95)	—	(95)
Proceeds from sales and maturities of available-for-sale securities	—	—	87	—	87
Distributions from equity investments	—	—	451	—	451
Distribution to equity investment	—	—	(248)	—	(248)
Advances from (to) affiliates	(240)	296	—	(56)	—
Other changes in restricted funds	—	—	(33)	—	(33)
Other	—	—	1	—	1

Net cash provided by (used in) investing activities	(240)	296	(2,782)	(56)	(2,782)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	—	1,585	—	1,585
Payments for the redemption of long-term debt	—	—	(285)	—	(285)
Net increase (decrease) in commercial paper	—	83	(522)	—	(439)
Distributions to noncontrolling interests	—	—	(198)	—	(198)
Contributions from noncontrolling interests	—	—	248	—	248
Proceeds from the issuance of SEP common units	—	—	546	—	546
Proceeds from the issuance of Westcoast preferred stock	—	—	84	—	84
Dividends paid on common stock	(996)	—	—	—	(996)
Distributions and advances from (to) affiliates	1,018	—	(1,074)	56	—
Other	(4)	—	(1)	—	(5)

Net cash provided by financing activities	18	83	383	56	540

Effect of exchange rate changes on cash	—	—	(7)	—	(7)

Net decrease in cash and cash equivalents	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	—	1	214	—	215

Cash and cash equivalents at end of period	$—	$1	$212	$—	$213

Spectra Energy Corp

Condensed Consolidating Statement of Cash Flows

Year Ended December 31, 2014

(In millions)

	Spectra Energy Corp	Spectra Capital	Non- Guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$1,082	$1,054	$1,852	$(2,705)	$1,283
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	—	—	809	—	809
Loss on sales of other assets and other, net	—	—	1	—	1
Earnings from equity investments	—	—	(361)	—	(361)
Equity in earnings of consolidated subsidiaries	(1,054)	(1,651)	—	2,705	—
Distributions from equity investments	—	—	380	—	380
Other	14	304	(209)	—	109

Net cash provided by (used in) operating activities	42	(293)	2,472	—	2,221

CASH FLOWS FROM INVESTING ACTIVITIES
Capital expenditures	—	—	(2,028)	—	(2,028)
Investments in and loans to unconsolidated affiliates	—	—	(259)	—	(259)
Purchases of held-to-maturity securities	—	—	(790)	—	(790)
Proceeds from sales and maturities of held-to-maturity securities	—	—	815	—	815
Purchases of available-for-sale securities	—	—	(13)	—	(13)
Proceeds from sales and maturities of available-for-sale securities	—	—	7	—	7
Distributions from equity investments	—	—	266	—	266
Advances from affiliates	92	495	—	(587)	—
Other changes in restricted funds	—	—	(1)	—	(1)

Net cash provided by (used in) investing activities	92	495	(2,003)	(587)	(2,003)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issuance of long-term debt	—	300	728	—	1,028
Payments for the redemption of long-term debt	—	(557)	(627)	—	(1,184)
Net increase in commercial paper	—	54	520	—	574
Distributions to noncontrolling interests	—	—	(175)	—	(175)
Contributions from noncontrolling interests	—	—	145	—	145
Proceeds from the issuance of SEP common units	—	—	327	—	327
Dividends paid on common stock	(925)	—	—	—	(925)
Distributions and advances from (to) affiliates	777	(10)	(1,354)	587	—
Other	14	—	(3)	—	11

Net cash used in financing activities	(134)	(213)	(439)	587	(199)

Effect of exchange rate changes on cash	—	—	(5)	—	(5)

Net increase (decrease) in cash and cash equivalents	—	(11)	25	—	14
Cash and cash equivalents at beginning of period	—	12	189	—	201

Cash and cash equivalents at end of period	$—	$1	$214	$—	$215

28. Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Total
	(in millions, except per share amounts)
2016
Operating revenues	$1,384	$1,159	$1,075	$1,298	$4,916
Operating income	494	371	321	373	1,559
Net income	310	221	281	208	1,020
Net income—controlling interests	234	149	195	115	693
Earnings per share (a)
Basic and diluted	0.35	0.21	0.28	0.16	1.00
2015
Operating revenues	$1,623	$1,192	$1,103	$1,316	$5,234
Operating income	541	406	389	97	1,433
Net income (loss)	325	80	243	(188)	460
Net income (loss)—controlling interests	267	18	174	(263)	196
Earnings (loss) per share (a)
Basic and diluted	0.40	0.03	0.26	(0.39)	0.29

(a)	Quarterly earnings-per-share amounts are stand-alone calculations and may not be additive to full-year amounts due to rounding.

Unusual or Infrequent Items

Due to the significant downturn in commodity prices, DCP Midstream performed a goodwill impairment test and other asset impairment tests in 2015. The impairment tests resulted in DCP Midstream’s recognition of a $460 million goodwill impairment and $342 million in other asset impairments, net of tax, which reduced our equity earnings from DCP Midstream by $231 million after-tax for 2015.

During the fourth quarter of 2015, we recorded goodwill impairments associated with the acquisition of Westcoast in 2002 for BC Field Services and Empress, which impacted net income by $270 million and $63 million, respectively. The impairments are included in Impairment of Goodwill and Other on the Consolidated Statement of Operations. See Note 13 for further discussion.

SPECTRA ENERGY CORP

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

		Additions:
	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Deductions (a)	Balance at End of Period
	(in millions)
December 31, 2016
Allowance for doubtful accounts	$11	$9	$—	$10	$10
Other (b)	134	42	8	71	113

	$145	$51	$8	$81	$123

December 31, 2015
Allowance for doubtful accounts	$11	$7	$—	$7	$11
Other (b)	113	36	24	39	134

	$124	$43	$24	$46	$145

December 31, 2014
Allowance for doubtful accounts	$10	$6	$—	$5	$11
Other (b)	164	29	—	80	113

	$174	$35	$—	$85	$124

(a)	Principally cash payments and reserve reversals.
(b)	Principally income tax, insurance-related, litigation and other reserves, included primarily in Deferred Credits and Other Liabilities—Regulatory and Other on the Consolidated Balance Sheets.

SCHEDULE B

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS OF ENBRIDGE

See attached

ENBRIDGE INC.

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

The following unaudited pro forma condensed consolidated financial statements give effect to the combination of Enbridge Inc. (“Enbridge”) and Spectra Energy Corp. (“Spectra Energy”) using the acquisition method of accounting. Under the acquisition method of accounting and for the purpose of these pro forma condensed consolidated financial statements, Enbridge is treated as the acquirer and Spectra Energy as the acquiree. On September 5, 2016, Enbridge and Sand Merger Sub, Inc. (“Merger Sub”), a direct wholly-owned subsidiary of Enbridge, entered into an agreement and plan of merger (the “Merger Agreement”) with Spectra Energy pursuant to which Enbridge agreed to combine with Spectra Energy through a merger of Merger Sub with and into Spectra Energy (the “Merger Transaction”). On February 27, 2017, upon the satisfaction or waiver of the conditions contained in the Merger Agreement, Enbridge completed the Merger Transaction for a purchase price of approximately $37.5 billion, as described in the Business Acquisition Report of Enbridge dated May 10, 2017. Upon completion of the Merger Transaction, Spectra Energy became a wholly-owned subsidiary of Enbridge.

The unaudited pro forma condensed consolidated financial statements have been derived from, and should be read in conjunction with, the historical audited consolidated financial statements of Enbridge and Spectra Energy, the notes thereto, and the accompanying notes to the unaudited pro forma condensed consolidated financial statements. The unaudited pro forma condensed consolidated financial statements include any necessary adjustments to conform Spectra Energy’s financial statement amounts to Enbridge’s accounting policies.

The unaudited pro forma condensed consolidated statement of earnings includes adjustments which are directly attributable to the Merger Transaction, factually supportable and are expected to have a continuing impact on the condensed consolidated results, and thus excludes adjustments arising from non-recurring effects of the transaction that are not expected to continue in future periods. The unaudited pro forma condensed consolidated statement of financial position includes adjustments that are directly attributable to the Merger Transaction and factually supportable, regardless of whether they have continuing effect or are non-recurring. The unaudited pro forma condensed consolidated financial statements do not give effect to any cost savings, operating synergies, and revenue enhancements expected to result from the Merger Transaction or the costs to achieve these cost savings, operating synergies, and revenue enhancements.

The pro forma adjustments are based on available preliminary information and certain assumptions that management of Enbridge believes are reasonable under the circumstances. The unaudited pro forma condensed consolidated financial statements are presented for informational purposes only. Future results may vary significantly from the results reflected because of various factors, including those discussed in Enbridge’s management’s discussion and analysis and consolidated financial statements as at and for the year ended December 31, 2016, which were filed on Enbridge’s SEDAR profile on February 17, 2017. All pro forma adjustments and their underlying assumptions are described more fully in the notes to the unaudited pro forma condensed consolidated financial statements.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF EARNINGS

	Enbridge	Spectra Energy	Spectra Energy	Pro Forma Adjustments	Notes		Pro Forma Total
Year ended December 31, 2016		Note 3(i) (USD)	Note 3(h)
(millions of Canadian dollars, unless otherwise noted and except per share amounts)
Revenues
Commodity sales	22,816	124	164	—			22,980
Gas distribution sales	2,486	1,144	1,516	—			4,002
Transportation and other services	9,258	3,648	4,833	(139)	3	(j)	13,952

	34,560	4,916	6,513	(139)			40,934

Expenses
Commodity costs	22,409	21	28	—			22,437
Gas distribution costs	1,596	561	743	(139)	3	(j)	2,200
Operating and administrative	4,360	1,975	2,616	(51)	3	(d)	6,925
Depreciation and amortization	2,240	774	1,025	52	3	(b)	3,317
Environmental costs, net of recoveries	(2)	—	—	—			(2)
Impairment of property, plant and equipment
	1,376	—	—	—			1,376

	31,979	3,331	4,412	(138)			36,253

	2,581	1,585	2,101	(1)			4,681

Income from equity investments	428	97	129	—			557
Other income/(expense), net	1,032	148	196	—			1,228
Interest expense	(1,590)	(594)	(787)	173	3	(b)	(2,204)

	2,451	1,236	1,639	172			4,262
Income taxes	(142)	(216)	(286)	(48)	3	(b)	(476)

Earnings	2,309	1,020	1,353	124			3,786
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests	(240)	(327)	(433)	—			(673)

Earnings attributable to Enbridge Inc.	2,069	693	920	124			3,113
Preference share dividends	(293)	—	—	—			(293)

Earnings attributable to Enbridge Inc. common shareholders	1,776	693	920	124			2,820

Earnings per common share
Basic	1.95				3	(g)	1.76
Diluted	1.93				3	(g)	1.75

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

	Enbridge	Spectra Energy	Spectra Energy	Pro Forma Adjustments	Notes		Pro Forma Total
December 31, 2016		Note 3(i) (USD)	Note 3(h)
(millions of Canadian dollars, unless otherwise noted)
Assets
Current Assets
Cash and cash equivalents	2,117	305	410	(3)	3	(a)	2,372
				(152)	3	(d)
Restricted cash	68	12	16				84
Accounts receivable and other	4,978	1,181	1,586	—			6,564
Accounts receivable from affiliates	14	21	28	—			42
Inventory	1,233	253	340	—			1,573

	8,410	1,772	2,380	(155)			10,635
Property, plant and equipment, net	64,284	25,388	34,088	175	3	(b)	98,547
Long-term investments	6,836	2,780	3,733	1,289	3	(b)	11,858
Restricted long-term investments	90	115	154	—			244
Deferred amounts and other assets	3,113	1,706	2,291	638	3	(b)	6,042
Intangible assets, net	1,573	900	1,208	991	3	(b)	3,772
Goodwill	78	4,181	5,614	(5,614)	3	(b)	34,694
				34,616	3	(b)
Deferred income taxes	1,170	—	—	—			1,170
Assets held for sale	278	—	—	—			278

	85,832	36,842	49,468	31,940			167,240

Liabilities and equity
Current Liabilities
Bank indebtedness	623	—	—	—			623
Short-term borrowings	351	248	333	—			684
Accounts payable and other	7,295	1,716	2,304	(4)	3	(b)	9,595
Accounts payable to affiliates	122	—	—	—			122
Interest payable	333	185	248	—			581
Environmental liabilities	142	—	—	—			142
Current maturities of long-term debt	4,100	551	740	21	3	(b)	4,861

	12,966	2,700	3,625	17			16,608
Long-term debt	36,494	14,809	19,884	1,496	3	(b)	57,874
Other long-term liabilities	4,981	1,463	1,965	54	3	(b)	7,000
Deferred income taxes	6,036	5,769	7,746	606	3	(b)	14,347
				(41)	3	(d)

	60,477	24,741	33,220	2,132			95,829

Redeemable noncontrolling interests	3,392	—	—	—			3,392
Equity
Share capital
Preferred shares	7,255	—	—	—			7,255
Common shares	10,492	1	1	37,428	3	(a)	47,921
Additional paid-in capital	3,399	5,995	8,049	(8,049)	3	(f)	3,476
				77	3	(a)
Retained earnings/(deficit)	(716)	1,307	1,755	(1,755)	3	(f)	(827)
				(111)	3	(d)
Accumulated other comprehensive income	1,058	(146)	(196)	196	3	(f)	1,058
Reciprocal shareholding	(102)	—	—	—			(102)

Total Enbridge Inc. shareholders’ equity	21,386	7,157	9,609	27,786			58,781
Noncontrolling interests	577	4,944	6,639	2,022	3	(b)	9,238

	21,963	12,101	16,248	29,808			68,019

	85,832	36,842	49,468	31,940			167,240

NOTES TO THE PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

1.	BASIS OF PRESENTATION

The accompanying unaudited pro forma condensed consolidated financial statements give effect to the Merger Transaction, using the acquisition method of accounting, with Enbridge as the acquirer and Spectra Energy as the acquiree. These unaudited pro forma condensed consolidated financial statements have been prepared by Enbridge’s management, with information derived from the following:

•	the audited consolidated financial statements of Enbridge as at and for the year ended December 31, 2016;

•	the audited consolidated financial statements of Spectra Energy as at and for the year ended December 31, 2016.

The unaudited pro forma condensed consolidated financial statements utilize accounting policies that are consistent with those disclosed in Enbridge’s audited financial statements as at and for the year ended December 31, 2016, which were prepared in accordance with accounting principles generally accepted in the United States of America (the “United States” or “U.S.”). Amounts in these notes to the pro forma condensed consolidated financial statements are stated in Canadian dollars, unless otherwise indicated. References to “U.S. dollars”, “USD” and “US$” are to lawful currency of the U.S.

Based on the consideration calculation prescribed in the Merger Agreement, the price for the acquisition of Spectra Energy was approximately $37.5 billion (Note 3(a)) based on the closing price of Enbridge’s common shares on the New York Stock Exchange (the “NYSE”) on February 24, 2017.

The unaudited pro forma condensed statement of financial position has been prepared to give effect to the Merger Transaction as if it occurred on December 31, 2016. The unaudited pro forma condensed consolidated statement of earnings for the year ended December 31, 2016 has been prepared to give effect to the Merger Transaction as if it occurred on January 1, 2016.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the description of the Merger Transaction contained in the BAR; the audited consolidated financial statements of Enbridge as at and for the year ended December 31, 2016, including the notes thereto; and the audited consolidated financial statements of Spectra Energy as at and for the year ended December 31, 2016, including the notes thereto, which are attached to the BAR. The underlying assumptions for the pro forma adjustments provide a reasonable basis for presenting the significant financial effects directly attributable to the Merger Transaction.

These pro forma adjustments are preliminary and are based on currently available financial information and certain estimates and assumptions. The actual adjustments to the consolidated financial statements will depend on a number of factors. Therefore, it is expected that the actual adjustments will differ from the pro forma adjustments, and the differences may be material. The accompanying unaudited pro forma condensed consolidated financial statements may not be indicative of the results that would have been achieved if the transactions reflected therein had been completed on the dates indicated or the results which may be obtained in the future. For instance, the actual purchase price equation will reflect the fair value, at the purchase date, of consideration transferred and the assets acquired and liabilities assumed based upon Enbridge’s evaluation of such assets and liabilities following the completion of the Merger Transaction. Accordingly, the final purchase price equation, as it relates principally to goodwill, may differ materially from the preliminary purchase price equation reflected herein.

2.	DESCRIPTION OF TRANSACTION

On February 27, 2017, pursuant to the terms of the Merger Agreement, Spectra Energy became a direct wholly-owned subsidiary of Enbridge through the merger of Merger Sub with and into Spectra Energy.

The purchase price, including the total estimated fair value of Spectra Energy’s outstanding earned stock compensation awards, but excluding acquisition costs, and based on the closing price of Enbridge’s common shares on the NYSE on February 24, 2017, was approximately $37.5 billion (Note 3(a)). The unaudited pro forma condensed consolidated financial statements reflect that, at closing, the Merger Transaction and related expenses were financed through the issuance of common shares of Enbridge with a value of approximately $37.4 billion (Note 3(c)) and existing cash on hand or other sources available to Enbridge. These funding sources ensured sufficient liquidity to complete the Merger Transaction. There were no material costs incurred in connection with issuing the common shares.

3.	PRO FORMA ASSUMPTIONS AND ADJUSTMENTS

a)	Purchase price and financing structure

The following is the purchase price, estimated funding requirements and assumed financing structure for the Merger Transaction. These estimates have been reflected in the accompanying unaudited pro forma condensed consolidated financial statements.

(millions of Canadian dollars, unless otherwise noted)
Purchase price		37,509

Funding requirements
Purchase price – Note 3(c)		37,509
Merger costs – Note 3(d)		203

		37,712

Financing Structure	USD

Issuance of common shares – Note 3(c)	28,570	37,429

Fair value of outstanding earned stock compensation awards recorded in additional paid-in capital		77
Cash on hand		206

		37,712

In preparing the unaudited pro forma condensed consolidated financial statements, Enbridge determined the purchase price associated with the common shares issued as consideration for the Merger Transaction based on the outstanding shares of Spectra Energy common stock of approximately 702.3 million, which were exchanged for common shares of Enbridge in connection with the Merger Transaction at an exchange ratio of 0.984. Using the closing market price of Enbridge’s common shares on the NYSE on February 24, 2017 of US$41.34 and the foreign exchange rate of $1.3101, which was in effect on the effective date of the Merger Transaction, the issuance price has been determined to be $54.16 per common share of Enbridge. Also included in the purchase price were cash payments of approximately $3 million for fractional shares, as well as outstanding earned stock compensation awards of Spectra Energy with a fair value of $77 million.

b)	Estimated purchase price equation

The estimated purchase price equation is comprised of the estimated fair values of Spectra Energy’s net assets acquired and liabilities assumed as at December 31, 2016 in accordance with the acquisition method of accounting, as follows:

	Spectra Energy	Spectra Energy	Purchase Price Adjustment	Estimated Fair Value
December 31, 2016	USD	Note3(h)
(unaudited; millions of Canadian dollars, unless otherwise noted)
Assets acquired
Current assets	1,772	2,380	—	2,380
Property, plant and equipment, net	25,388	34,088	175	34,263
Long-term investments	2,780	3,733	1,289	5,022
Restricted long-term investments	115	154	—	154
Deferred amounts and other assets	1,706	2,291	638	2,929
Intangible assets	900	1,208	991	2,199
Goodwill	4,181	5,614	(5,614)	—

Total assets acquired	36,842	49,468	(2,521)	46,947

Liabilities assumed
Current liabilities	2,700	3,625	17	3,642
Long-term debt (excluding current portion)	14,809	19,884	1,496	21,380
Other long-term liabilities	1,463	1,965	54	2,019
Deferred income taxes	5,769	7,746	606	8,352

Total liabilities assumed	24,741	33,220	2,173	35,393

Noncontrolling Interests	4,944	6,639	2,022	8,661

Net assets	7,157	9,609	(6,716)	2,893

Purchase price				37,509

Goodwill				34,616

Under the acquisition method of accounting, the acquired tangible and intangible assets and assumed liabilities of the acquiree are primarily measured at their estimated fair value at the date of acquisition. The excess of the purchase price over the preliminary estimated fair value of net assets acquired is classified as goodwill on this unaudited pro forma condensed consolidated statement of financial position. Such goodwill will not be amortized but will be evaluated for impairment on, at least, an annual basis. Factors that contributed to the goodwill include the opportunity to expand Enbridge’s natural gas pipelines segment, the potential for cost and supply chain optimization synergies, existing assembled assets and work force that cannot be duplicated at the same cost by a new entrant, franchise rights and other intangibles not separately identifiable because they are inextricably linked to the provision of regulated utility service and the enhanced scale and geographic diversity which provides greater optionality and platforms for future growth.

The estimated fair values and useful lives of assets acquired and liabilities assumed are based on preliminary management estimates and are subject to final valuation adjustments which may cause some of the amounts ultimately recorded as goodwill to be materially different from those shown on the unaudited pro forma condensed consolidated statement of financial position. The acquisition accounting is dependent upon certain valuations and other studies that have yet to progress to a stage where there is sufficient information for definitive measurement. Enbridge intends to complete the valuations and other studies as soon as practicable within the measurement period in accordance with Accounting Standards Codification 805, Business Combinations, and no later than one year following the closing date.

Approximately 88% of Spectra Energy’s assets are in rate-regulated entities located within the United States, Ontario, Canada, and Western Canada. A general description of such assets is provided in the BAR, at Section 2.1. The U.S. regulated entities provide natural gas transportation and storage services that are subject to regulation by the Federal Energy Regulatory Commission (the “FERC”). Spectra Energy provides natural gas storage transmission and distribution services in Ontario, Canada through its subsidiary, Union Gas Limited ( “Union Gas”). Union Gas is subject to regulation by the Ontario Energy Board (the “OEB”). Additionally, Spectra Energy’s Western Canada regulated entities provide natural gas transmission and processing services that are subject to regulation by the National Energy Board (the “NEB”). The determination of revenues and earnings for Spectra Energy’s regulated entities is based on regulated rates of return that are applied to historic values. Therefore, no fair value adjustments to property, plant and equipment and intangible assets with respect to the regulated entities of Spectra Energy have been recognized because all of the economic benefits and obligations associated with regulated assets beyond regulated thresholds accrue to Spectra Energy’s customers. Consequently, it is Enbridge’s best estimate that the fair value of Spectra Energy’s property plant and equipment and intangible assets in rate-regulated entities is their carrying amount. To illustrate the sensitivity of any increases in the fair value of the property, plant and equipment, Enbridge has determined that an increase in the fair value of property, plant and equipment of $500 million with an annual depreciation rate ranging from 4% to 7% will increase the annual depreciation expense in a range of $20 million to $35 million ($13 million to $22 million after-tax).

For non-regulated entities, fair value adjustments represent an increase of $175 million in the carrying value of property, plant and equipment and an increase of $991 million over the carrying value of intangible assets. As a result of these adjustments, depreciation and amortization expense of $52 million ($33 million after tax) at an estimated depreciation rate of 4.5% has been included in the unaudited pro forma condensed consolidated statement of earnings.

Long-term debt (excluding the current portion) has an estimated fair value of $21,380 million, or an increase of $1,496 million over historic values. This fair value adjustment reflects the current underlying Government of Canada and United States Treasury interest rates on the corresponding bonds, as well as an implied credit spread based on current market conditions. Enbridge has recorded a regulatory offset of $638 million recorded in Deferred amounts and other assets for the portion of the fair value adjustment to long-term debt held within regulated operations. Enbridge views the regulatory offset upon consummation of the acquisition as a proxy for the regulatory asset that would be recorded in the event such debt was extinguished at an amount higher than the carrying value. Enbridge considered the authorized rate structure, for the rate treatment of debt and interest costs by the FERC, the OEB and the NEB which are based on the actual cost of the regulated entities’ borrowings in computing the overall rate of return to support that the premium paid upon extinguishment is probable of recovery and therefore giving rise to the regulatory offset. These fair value adjustments to long-term debt and regulatory offset would result in a net corresponding deferred income tax asset of approximately $265 million based on Enbridge’s statutory income tax rates as discussed in Note 3(e). These fair value adjustments are amortized over the term of approximately 10 years using the effective interest rate method, resulting in a net reduction of interest expense of $173 million ($119 million after-tax) for 2016 on a pro forma basis.

The fair value of Spectra Energy’s noncontrolling interests of $8,661 includes approximately 78.4 million Spectra Energy Partners, LP (“SEP”) common units outstanding to the public, valued at the February 24, 2017 closing price on the NYSE of US$44.88 per common unit, units held by third parties in Maritimes and Northeast Pipeline, Sabal Trail Transmission, L.L.C. and Algonquin Gas Transmission, L.L.C., valued based on the underlying net assets of each reporting unit; and preferred stock held by third parties in Union Gas and Westcoast Energy Inc.

c)	Issuance of Common Shares

As consideration for the Merger Transaction, Enbridge issued common shares with a value of approximately $37.4 billion as of February 27, 2017, comprising approximately 691 million common shares at a deemed issue price of $54.16 (US$41.34) per common share.

d)	Merger costs

Merger costs are estimated at approximately $203 million ($148 million after-tax). Merger costs are composed of estimated investment banking, accounting, legal and other costs associated with the completion of the Merger Transaction. These costs have been included as a pro forma adjustment to retained earnings on the unaudited pro forma condensed consolidated statement of financial position as opposed to being reflected in the unaudited pro forma condensed consolidated statement of earnings on the basis that these expenses are directly attributable to the acquisition of Spectra Energy and are non-recurring in nature. Of the total $203 million ($148 million after-tax) in merger costs, $51 million ($37 million after-tax) were incurred in the year ended December 31, 2016 and therefore have been excluded from the unaudited pro forma condensed consolidated statements of earnings.

e)	Income taxes

For the purpose of these unaudited pro forma condensed consolidated financial statements including pro forma adjustments, average statutory Canadian and U.S. income tax rates of 27% and 37.5%, respectively, have been applied. The deferred income tax asset and liability is the cumulative amount of tax applicable to temporary differences between the accounting and tax values of assets and liabilities. Deferred income tax assets and liabilities are measured at the tax rates expected to apply when these differences reverse.

f)	Spectra Energy’s historical equity

The historical equity of Spectra Energy, which includes common shares, additional paid-in capital, retained earnings and accumulated other comprehensive income has been eliminated.

g)	Earnings per common share

Earnings per common share is calculated by dividing earnings attributable to common shareholders by the weighted average number of common shares outstanding. The calculation of the pro forma earnings per common share, for the year ended December 31, 2016, reflects the assumed issuance of approximately 691 million common shares of Enbridge, as if the issuance had taken place on January 1, 2016 as payment of the purchase price of the Merger Transaction. The weighted average number of common shares outstanding has been reduced by Enbridge’s pro-rata weighted average interest in its own common shares of 13 million for the year ended December 31, 2016, resulting from Enbridge’s reciprocal investment in Noverco Inc.

The calculation of the pro forma diluted earnings per common share for the year ended December 31, 2016 reflects the assumed issuance of approximately 3 million of Enbridge’s common shares, as if the issuance of the outstanding stock based compensation awards had taken place on January 1, 2016.

The basic and diluted earnings per common share and basic and diluted weighted average number of common shares outstanding for the pro forma reporting period is as follows:

For the year ended December 31, 2016
(unaudited; Canadian dollars; number of shares in millions)
Earnings per common share	1.76
Diluted earnings per common share	1.75

Shares outstanding
Weighted average shares outstanding	911
Assumed issuance of common shares	691

Pro forma weighted average shares outstanding	1,602
Effect of dilutive options and other share based payment awards	10

Pro forma diluted weighted average shares outstanding	1,612

h)	Foreign exchange translation

The assets and liabilities of Spectra Energy, which has a USD reporting and functional currency, are translated at the exchange rate of $1.3427 which was in effect as at December 31, 2016. Revenues and expenses in Spectra Energy’s statements of earnings are translated to Canadian dollars at the average exchange rate of $1.3248 for the year ended December 31, 2016.

i)	Classifications in the pro forma financial statements

To align presentation of Spectra Energy’s financial statement amounts with Enbridge’s financial statement amounts in the accompanying unaudited pro forma condensed consolidated financial statements, the following reclassifications have been made:

For the year ended December 31, 2016	As reported in Spectra Energy’s Financial Statements	Reclassification	As presented in Pro Forma Financial Statements
(millions of United States dollars)

Transportation, storage and processing of natural gas	3,251	(3,251)	—
Sales of natural gas liquids	68	(68)	—
Transportation of crude oil	359	(359)	—
Other	94	(94)	—
Commodity sales	—	124	124
Transportation and other services	—	3,648	3,648

Natural gas and petroleum products purchased	582	(582)	—
Commodity costs	—	21	21
Gas distribution costs	—	561	561

Operating, maintenance and other	1,603	(1,603)	—
Property and other taxes	372	(372)	—
Operating and administrative	—	1,975	1,975

Gain/(loss) on Sales of Other assets and Other, net	(26)	26	—
Other income/(expense), net	174	(26)	148

December 31, 2016	As reported in Spectra Energy’s Financial Statements	Reclassification	As presented in Pro Forma Financial Statements
(millions of United States dollars)

Current assets
Receivables	1,003	(1,003)	—
Accounts receivable and other	—	1,181	1,181
Accounts receivable from affiliates	—	21	21
Restricted cash	—	12	12
Fuel tracker	6	(6)	—
Other	205	(205)	—

Net, property, plant and equipment	26,208	(820)	25,388
Restricted long-term investments	—	115	115
Deferred amounts and other assets	—	1,706	1,706
Intangible assets	—	900	900
Investments and other assets
Other	393	(393)	—
Regulatory assets and deferred debits	1,508	(1,508)	—

Investments and Other assets
Investments in and loans to unconsolidated affiliates	2,780	(2,780)	—
Long-term investments	—	2,780	2,780

Current liabilities
Commercial paper	1,453	(1,453)	—
Short-term borrowings	—	248	248

Current liabilities
Accounts payable	828	(828)	—
Taxes accrued	86	(86)	—
Other	802	(802)	—
Accounts payable and other	—	1,716	1,716

Long-term debt	13,624	1,185	14,809
Deferred credits and other liabilities
Regulatory and other	1,443	(1,443)	—
Other long-term liabilities	—	1,463	1,463

Preferred stock of subsidiaries	562	(562)	—
Noncontrolling interests	4,382	562	4,944

j)	Elimination of transactions between Enbridge and Spectra Energy

Intercompany transactions between Enbridge and Spectra Energy have been eliminated.